

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number: **0-51296**

COMMUNITY FINANCIAL SHARES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-4387843** (I.R.S. Employer Identification No.)
357 Roosevelt Road **Glen Ellyn, Illinois** (Address of principal executive offices)	**60137** (Zip Code)

(630) 545-0900
(Registrant's telephone number, including area code)

None
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Common Stock, no par value**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [ ]
Non-accelerated filer [ ] Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $9,860,000 based upon the average bid and asked price of such common equity as of the last business day of the registrant's most recently completed second fiscal quarter.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 28, 2013
Common Stock, no par value per share	6,043,688 shares

DOCUMENTS INCORPORATED BY REFERENCE

None

TABLE OF CONTENTS

	Page
PART I	3
Item 1. Business	3
Item 1A. Risk Factors	24
Item 1B. Unresolved Staff Comments	32
Item 2. Properties	32
Item 3. Legal Proceedings	32
Item 4. Mine Safety Disclosures	32
PART II	33
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	33
Item 6. Selected Financial Data	33
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	34
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	44
Item 8. Financial Statements and Supplementary Data	45
Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	88
Item 9A. Controls and Procedures	88
Item 9B. Other Information	88
PART III	89
Item 10. Directors, Executive Officers and Corporate Governance	89
Item 11. Executive Compensation	93
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	97
Item 13. Certain Relationships, Related Transactions and Director Independence	100
Item 14. Principal Accountant Fees and Services	102
PART IV	102
Item 15. Exhibits and Financial Statement Schedules	102
Signatures	103
Exhibits	104

Forward-Looking Statements

Community Financial Shares, Inc. ("the Company") from time to time includes forward-looking statements in its oral and written communications. The Company may include forward-looking statements in filings with the Securities and Exchange Commission, such as this Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, in other written materials and in oral statements made by senior management to analysts, investors, representatives of the media and others. The Company intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and the Company is including this statement for purposes of these safe harbor provisions. Forward-looking statements can often be identified by the use of words like "estimate," "project," "intend," "anticipate," "expect" and similar expressions. These forward-looking statements include:

- Statements of the Company's goals, intentions and expectations;
- Statements regarding the Company's business plan and growth strategies;
- Statements regarding the asset quality of the Company's loan and investment portfolios; and
- Estimates of the Company's risks and future costs and benefits.

The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiaries include, but are not limited to, the following:

- The strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations which may be less favorable than expected and may result in, among other things, an escalation in problem assets and foreclosures, a deterioration in the credit quality and value of the Company's assets, especially real estate, which, in turn would likely reduce our customers' borrowing power and the value of assets and collateral associated with our existing loans;
- The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, securities, insurance and monetary and financial matters;
- The failure of assumptions underlying the establishment of our allowance for loan losses, that may prove to be materially incorrect or may not be borne out by subsequent events;
- The success and timing of our business strategies and our ability to effectively carry out our business plan;
- An inability to meet our liquidity needs;
- The effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;
- The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations;
- The risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;
- Our ability to comply with the requirements of the consent order we have entered into with the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation and the mandatory provisions of 12 U.S.C. § 1831o and 12 C.F.R. § 325 (subpart B), as well as the effect

of further changes to our regulatory ratings or capital levels under the regulatory framework for prompt corrective action or the imposition of additional enforcement action by regulatory authorities upon the Company or its wholly owned subsidiary as a result of our inability to comply with applicable laws, regulations, regulatory orders and agreements;

- Our ability to utilize our net deferred tax assets in future periods;
- Our ability to effectively manage market risk, credit risk and operational risk;
- The ability of the Company to compete with other financial institutions as effectively as the Company currently intends due to increases in competitive pressures in the financial services sector;
- The inability of the Company to obtain new customers and to retain existing customers;
- The timely development and acceptance of products and services including services, products and services offered through alternative delivery channels such as the Internet;
- Technological changes implemented by the Company and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to the Company and its customers;
- The ability of the Company to develop and maintain secure and reliable electronic systems;
- The ability of the Company to retain key executives and employees and the difficulty that the Company may experience in replacing key executives and employees in an effective manner;
- Business combinations and the integration of acquired businesses which may be more difficult or expensive than expected;
- The costs, effects and outcomes of existing or future litigation; and
- The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

Because of these and other uncertainties, the Company's actual future results may be materially different from the results indicated by these forward-looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

PART I

Item 1. Business

General

Community Financial Shares, Inc. (the "Company") is a registered bank holding company. The operations of the Company and its banking subsidiary consist primarily of those financial activities common to the commercial banking industry and are explained more fully below under the heading "Lending Activities". Unless the context otherwise requires, the term "Company" as used herein includes the Company and its banking subsidiary on a consolidated basis. All of the operating income of the Company is attributable to its wholly-owned banking subsidiary, Community Bank-Wheaton/Glen Ellyn (the "Bank").

The Company was incorporated in the State of Delaware in July 2000 as part of an internal reorganization whereby the stockholders of the Bank exchanged all of their Bank stock for all of the issued and outstanding stock of the Company. The reorganization was completed in December 2000. As a result of the reorganization the former stockholders of the Bank acquired 100% of the Company's stock and the Company acquired (and still holds) 100% of the Bank's stock. The former Bank stockholders received two shares of the Company's common stock for each share of Bank common stock exchanged in the reorganization. The Company was formed for the purpose of providing financial flexibility as a holding company for the Bank. At the present time, the Company has no specific plans of engaging in any activities other than operating the Bank as a subsidiary.

The Bank was established as a state chartered federally insured commercial bank on March 1, 1994 and opened for business November 21, 1994 on Roosevelt Road in Glen Ellyn. The Bank opened a second location in downtown Wheaton on November 21, 1998. A third location was opened in northwest Wheaton on March 24, 2005. A fourth full service branch was opened on November 21, 2007 in north Wheaton. The Bank provides banking services common to the industry, including but not limited to, demand, savings and time deposits, loans, mortgage loan origination for investors, cash management, electronic banking services, Internet banking services including bill payment, Community Investment Center services, and debit cards. The Bank serves a diverse customer base including individuals, businesses, governmental units, and institutional customers located primarily in Wheaton and Glen Ellyn and surrounding communities in DuPage County, Illinois. The Bank has banking offices in Glen Ellyn, and Wheaton, Illinois.

Market Area

The Company is located in the village of Glen Ellyn in DuPage County in Illinois. Glen Ellyn is a suburb of Chicago and is located approximately 20 miles directly west of the city. The combined population of Wheaton and Glen Ellyn is approximately 84,000 while the county of DuPage currently has approximately 930,000 residents. The median household income within the Bank's market area is above $88,000 which is higher than the area average. The economic base of both communities is comprised primarily of professionals and service related industry. There are no dominant employers in the area. However, the DuPage County offices as well as the College of DuPage, both of whom are nearby, are likely the largest. The local economy remains stable however, real estate values have been negatively impacted which is reflected in the local real estate market.

Regulatory Matters

As previously disclosed, the Bank entered into a Stipulation and Consent to the Issuance of a Consent Order with the Federal Deposit Insurance Corporation and the Illinois Department of Financial and Professional Regulation on January 21, 2011, whereby the Bank consented to the issuance of a Consent Order (the "Order") by the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation, without admitting or denying that grounds exist for the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation to initiate an administrative proceeding against the Bank.

The Order requires the Bank to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets within 120 days. At December 31, 2012, these capital ratios were 7.73% and 12.62%, respectively.

The Order also required the Bank to take the following actions: ensure that the Bank has competent management in place in all executive officer positions; increase the participation of the Bank's Board of Directors in the affairs of the Bank and in the approval of sound policies and objectives for the supervision the Bank's activities; establish a compliance program to monitor the Bank's compliance with the Order; increase its allowance for loan losses after application of the funds necessary to effect the charge-off of certain adversely classified loans identified in the related Report of Examination of the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation (the "ROE"); implement a program for the maintenance of an adequate allowance for loan and lease losses; adopt a written profit plan and a realistic, comprehensive budget for all categories of income and expense for calendar year 2011; charge off from its books and records any loan classified as "loss" in the ROE; adopt a written plan to reduce the Bank's risk position in each asset in excess of $500,000 which has been classified as "substandard" or "doubtful" in the ROE; cease extending additional credit to any borrower who is already obligated in any manner to the Bank on any extension of credit that has been charged off the books of the Bank or classified as "loss" in the ROE without the prior non-objection of the Federal Deposit Insurance Corporation; not pay any dividends to the Company without prior regulatory approval; implement procedures for managing the Bank's sensitivity to interest rate risk; provide the Company with a copy of the Order; and submit quarterly progress reports to the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation regarding the Bank's compliance with the Order.

We have been actively working to comply with the requirements of the Order, which will remain in effect until modified or terminated by the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation. Among other things, our Board of Directors has continuously reviewed the qualifications of our management and has determined that management has the authority and ability to: (i) comply with the requirements of the Order; (ii) operate the Bank in a safe and sound manner; (iii) comply with applicable laws, rules, and regulations; and (iv) restore all aspects of the Bank to a safe and sound condition, including capital adequacy, asset quality, management effectiveness, earnings, liquidity, and sensitivity to interest rate risk. The Board has also continued its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all the Bank's activities. In connection with its continued oversight, the Board meets no less than monthly to, at a minimum, review and approve: (i) reports of income and expenses; (ii) new, overdue, renewal, insider, charged off, and recovered loans; (iii) investment activity; (iv) the adoption or modification of operating policies; (v) individual committee reports; (vi) audit reports; (vii) internal control reviews including management responses; (viii) reconciliation of general ledger accounts; and (ix) compliance with the Order.

We have also submitted a recapitalization plan to the Federal Deposit Insurance Corporation in accordance with the terms of the Order.

On November 13, 2012, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which the Company issued to investors in a private placement offering an aggregate of 4,315,300 shares of common stock at $1.00 per share, 133,411 shares of voting Series C Convertible Noncumulative Perpetual Preferred Stock (the "Series C Preferred Stock") at $100.00 per share, 56,708 shares of nonvoting Series D Convertible Noncumulative Perpetual Preferred Stock (the "Series D Preferred Stock") at $100.00 per share and 6,728 shares of nonvoting Series E Convertible Noncumulative Perpetual Preferred Stock (the "Series E Preferred Stock") at $100.00 per share (the "Investment"). The closing of the Investment occurred on December 21, 2012. The consummation of the Investment permitted us to repay a $1.3 million loan facility with an independent third party bank for $900,000 and to redeem, for $3.7 million, $6.9 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") and Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock") issued to the Treasury, as well as accrued interest and dividends thereon, in connection with the Treasury's Troubled Asset Relief Program ("TARP") (such repurchase of Series A Preferred Stock and Series B Preferred Stock, the "TARP Repurchase") while also contributing $18.5 million in proceeds to the Bank. As a result of this capital infusion, the Bank's Tier 1 ratio was 7.73% and the Bank's Risk-based capital ratio was 12.62% as of December 31, 2012.

In accordance with the Order, we also increased our allowance for loan and lease losses to $4,373,821 as of June 30, 2010 and to $6,604,000 as of June 30, 2011. As of December 31, 2012 our allowance for loan and lease losses was $3,032,000 and represented 1.54% of total loans and 38.9% of non-performing loans. Our Board continues to regularly approve and review our allowance for loan and lease losses in compliance with the terms of the Order.

Pursuant to the Order, we have also adopted and implemented a written profit plan and a comprehensive budget for all categories of income and expense, as well as a written plan to reduce our risk position in each asset in excess of $500,000 classified as "substandard" or "doubtful" in our report of examination preceding the Order. We have also charged off all loans classified as "loss" in the report of examination in accordance with the terms of the Order.

Any material failure to comply with the provisions of the Order could result in enforcement actions by the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation. In addition, on January 14, 2011, the Company was notified by the FRB that the overall condition of the Company and the Bank was less than satisfactory. As a result, the Company must now obtain prior written approval from the FRB prior to, among other things, making any payments related to any outstanding trust preferred securities. The Company was also required to downstream all remaining funds to the Bank with the exception of the

Company's non-discretionary payments required to be made over the next twelve months. Additionally, the Company was required to comply with (i) the provisions of Section 32 of the Federal Deposit Insurance Act and Section 225.71 of the Rules and Regulations of the Board of Governors of the Federal Reserve System with respect to the appointment of any new Company directors or the hiring or change in position of any Company senior executive officer and (ii) the restrictions on making "golden parachute" payments set forth in Section 18(k) of the Federal Deposit Insurance Act.

The consummation of the Investment, as well as the other actions described above taken by our Board of Directors and management in response to the Order, have increased our regulatory capital levels and improved the overall condition of the Company and the Bank as required by the FRB letter. However, the FRB letter will remain in effect until modified or terminated by the FRB.

Closing of the Investment

Background of the Investment

Like many financial institutions across the United States, our operations have been impacted by recent economic conditions. During 2008 and 2009, the economic crisis that was initially confined to residential real estate and subprime lending evolved into a global economic crisis that negatively impacted not only liquidity and credit quality but also economic indicators such as the labor market, the capital markets and real estate values. As a result of this significant downturn, we have been adversely affected by declines in the residential and commercial real estate market in our market area.

Declining home prices, slowing economic conditions and increasing levels of delinquencies and foreclosures have negatively affected the credit performance of our residential real estate and commercial real estate loans, resulting in an increase in our level of nonperforming assets and loans past due 90 days or more and still accruing interest and charge-offs of problem loans. At the same time, competition among depository institutions in our markets for deposits and quality loans has increased significantly. These market conditions led to increased deficiencies in our loan portfolio and increased market volatility. Our allowance for loan losses was $3.0 million, representing 1.5% of total loans, as of December 31, 2012, compared to an allowance of $8.9 million, or 4.3% of total loans, as of December 31, 2011, $7.7 million, or 3.4% of total loans, at December 31, 2010 and $4.8 million, or 2.0% of total loans, at December 31, 2009. Our nonperforming assets had also increased to $23.1 million, or 7.1% of total assets, at December 31, 2011 from $3.0 million, or 1.0% of total assets, at December 31, 2008.

On July 8, 2010, as a result of the Company's deteriorating asset quality and its negative impact on the Company's and Bank's capital levels, the Company evaluated its strategic alternatives and engaged an investment banking firm to provide placement agent advisory services with respect to a potential capital raise. Following its engagement, the Company's placement agent began to introduce the Company to various accredited investors. During the fall of 2010 and the winter of 2011, the Company's placement agent continued to arrange investor meetings and various potential investors engaged in due diligence investigations of the Company. Given the state of the banking industry, particularly in the Midwest, it was determined that a successful capital raise would require that the Company restructure its TARP Preferred Stock and, ultimately, a $1.3 million loan facility with an independent third party bank. Negotiations with the Department of Treasury commenced shortly thereafter.

On January 21, 2011, the Bank consented to the issuance of the Order, which required the Bank to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets within 120 days. At December 31, 2012, these capital ratios were 7.73% and 12.62%, respectively.

In the spring of 2011, as a result of difficulties with the capital raising process and the increased capital requirements set forth in the Order, the Company consulted with its advisors and determined to search for an individual with significant executive experience in the banking industry who could augment the Company's executive leadership team and assist with its capital raising efforts. As a result, Donald H. Wilson, the Chairman and Chief Executive Officer of Stone Pillar Advisors, Ltd., a financial advisory firm, was contacted and met with members of the Company's Board and executive management to determine if he would serve in these strategic capacities. Mr. Wilson has more than 25 years of experience in the banking industry, including

12 years in the bank examination and economic research divisions at the Federal Reserve Bank of Chicago, and 15 years in executive management positions at several large Midwest financial institutions and financial services companies. The Board believed that with Mr. Wilson as part of the Company's future management team, the likelihood of a successful capital raise and enhancement of shareholder value would be maximized. In June 2011, Mr. Wilson agreed to assist the Company with its capital raising efforts and to serve as Chairman of the Company's Board of Directors following the completion of a private placement offering.

In July 2011, the Company and its placement agent commenced a new round of investor meetings and approached Clinton Group, Inc. ("Clinton Group") about serving as a potential lead investor in a private placement offering. Clinton Group conducted a due diligence investigation of the Company in November 2011. In January 2012, the Company and Clinton Group executed an initial term sheet regarding the proposed private placement offering and the Company and its placement agent began to seek additional investors to participate in the transaction. Included in the initial term sheet for the private placement was the condition that the Company's existing shareholders be permitted to participate in a rights offering at $1.00 per share (the same per share price of the common stock, and the common stock equivalent price of the preferred stock, sold to the investors in the Investment).

In March 2012, the Company received sufficient indications of interest from potential investors to commence a private placement offering that would raise at least $24.0 million in capital, subject to the Company's ability to restructure the TARP Preferred Stock and its indebtedness to a third party bank at acceptable levels. Acceptable financial terms for these restructurings were initially negotiated in April and May. The Company's legal counsel subsequently began to prepare and to negotiate a definitive securities purchase agreements with legal counsel for the Clinton Group. Following these negotiations, the Company's legal counsel presented draft definitive agreements to certain institutional investors advised by the same investment advisor (collectively, the "Second Lead Investor"). During this time, the Company also negotiated an agreement with the Department of Treasury to restructure the terms of the TARP Preferred Stock. On June 15, 2012, the Company's Board of Directors met to review the draft definitive agreements, and was presented with updated draft agreements on July 18, 2012. Negotiation of the draft agreements with the investors continued through September 2012. During this time, the draft Investment agreements were also reviewed by the Company's federal regulator. In October 2012, the draft negotiated agreements were distributed to more than 60 other accredited investors including institutional investors, members of the Company's Board of Directors and executive management team, Mr. Wilson, and several employees of Company's placement agent and other accredited investors. On November 13, 2012, the Company's Board of Directors met to review the updated negotiated Investment agreements and approved and authorized their execution. The separate securities purchase agreement negotiated with the Department of Treasury memorializing the restructured terms of the TARP Preferred Stock was also approved by the Board and entered into on November 13, 2012.

On November 13, 2012, the Company entered into the Securities Purchase Agreement, pursuant to which the Company issued to investors in a private placement offering an aggregate of 4,315,300 shares of common stock at $1.00 per share, 133,411 shares of Series C Preferred Stock at $100.00 per share, 56,708 shares of Series D Preferred Stock at $100.00 per share and 6,728 shares of Series E Preferred Stock at $100.00 per share in the Investment. The closing of the Investment occurred on December 21, 2012.

To complete the transactions contemplated by the Securities Purchase Agreement, on December 12, 2012, the Board of Directors obtained the consent of holders of a majority of the Company's outstanding shares of common stock to approve amendments to the Company's Certificate of Incorporation to: (i) increase the number of shares of common stock the Company is authorized to issue, and (ii) to permit the shares of voting preferred stock issued in the Investment to vote together with the shares of common stock on an as converted basis.

Impact of the Investment

In accordance with the terms of the Securities Purchase Agreement, the Company used a portion of the proceeds raised in the Investment to repay a $1.3 million loan facility with an independent third party bank for $900,000 and, pursuant to an agreement between the Treasury and the Company, the Company redeemed, for $3.7 million, the $6.9 million in Series A Preferred Stock and Series B Preferred Stock issued to the Treasury, as well as accrued interest and dividends thereon, in connection with the Treasury's Troubled Asset Relief Program. Following the TARP Repurchase, the Series A Preferred Stock and Series B Preferred Stock are no longer outstanding, and accordingly the Company no longer expects to be subject to the restrictions imposed upon us by the terms of our Series A Preferred Stock, Series B Preferred Stock, or certain regulatory provisions of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 that are imposed on TARP recipients. Additionally, at December 31, 2012, the Bank's Tier 1 capital to total assets ratio increased to 7.73% and its ratio of total capital to risk-weighted assets increased to 12.62%.

As a result of the Investment, the investors that participated in the Investment collectively own approximately 73.0% of the Company's outstanding voting securities. Pursuant to the terms of the Securities Purchase Agreement, we agreed to conduct a rights offering to holders of our common stock as of December 20, 2012 (the "Pre-Investment Shareholders") to provide the Pre-Investment Shareholders with the opportunity to purchase up to 3.0 million shares of our common at a purchase price per share equal to the conversion price of the Series C Preferred Stock (currently $1.00 which is the same price per share of common stock offered to investors in the Investment). We may also enter into investor agreements with certain institutional investors and high net worth individuals, pursuant to which such investors will agree to purchase, in a concurrent private offering to be closed after conclusion of the rights offering, either a minimum number of common shares, or a certain number of the remaining common shares that are not purchased through the exercise of rights, or both. The Securities Purchase Agreement provides that, to the extent the rights offering dilutes their voting or economic ownership interests, four of the Selling Shareholders will have the option of purchasing additional shares of Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock following the rights offering to permit them to maintain both the voting and economic ownership interest in the Company that those Selling Shareholders had immediately after the closing of the Investment. Assuming that 3.0 million shares of common stock are sold in the rights offering and concurrent private offering to be closed after the conclusion of the rights offering, these four Selling Shareholders would have the ability to purchase up to a maximum of approximately $2.4 million worth of additional shares of Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock following the rights offering an concurrent private offering to be closed after the conclusion of the rights offering. On March 28, 2013, the Company sold 483,121 shares of common stock at $1.00 per share in the rights offering.

Effective as of the closing of the Investment, Donald H. Wilson, Christopher M. Hurst, Daniel Strauss and Philip Timyan were appointed as advisory directors of the Company and the Bank pending the Company's and the Bank's receipt of all regulatory approvals required to appoint such individuals as directors of the Company and the Bank. Upon receipt of such regulatory approvals, in accordance with the terms of the Securities Purchase Agreement, Mr. Wilson will become the Chairman of the Board of Directors of the Company and the Bank and Mr. Hurst, Mr. Strauss and Mr. Timyan will become full voting members of the Board of Directors of the Company and the Bank. The Company received the necessary regulatory approvals needed to appoint Mr. Strauss as a director on March 25, 2013, and Mr. Strauss was appointed as a full voting member of the Board of Directors effective as of that date. On January 8, 2013, Donald H. Fischer retired as Chairman of the Board of Directors. In addition, on February 21, 2013, William F. Behrmann, H. David Clayton, Joseph S. Morrissey and Robert F. Haeger each retired as directors of the Company and the Bank so that the size of the Company's and the Bank's Board of Directors can be fixed at nine members in accordance with the terms of the Securities Purchase Agreement. As further described above, the Board has continuously reviewed the Bank's operations and the qualifications of management. No other changes to the Company's or the Bank's management or operations are currently contemplated.

Competition

Active competition exists in all principal areas where the Bank operates, not only with other commercial banks, finance companies and mortgage bankers, but also with savings and loan associations, credit unions, and other financial service companies serving the Company's market area. The principal methods of competition between the Company and its competitors are price and service. Price competition, primarily in the form of interest rate competition, is a standard practice within the Company's market place as well as the financial services industry. Service, expansive banking hours, and product quality are also significant factors in competing and allow for differentiation from competitors.

Deposits in the Bank are well balanced, with a large customer base and no dominant segment of accounts. The Bank's loan portfolio is also characterized by a large customer base, including loans to commercial, not-for-profit and consumer customers, with no dominant relationships. There is no readily available source of information that delineates the market for financial services offered by non-bank competitors in the Company's market.

Lending Activities

General. The Bank's loan portfolio is comprised primarily of real-estate mortgage loans, which include loans secured by residential, multi-family and nonresidential properties. The Bank originates loans on real estate generally located in the Bank's primary lending area in central DuPage County, Illinois. In addition to portfolio mortgages, the Bank routinely originates and sells residential mortgage loans and servicing rights for other investors in the secondary market. The Bank services all of its portfolio loans and the Bank has not purchased mortgage servicing rights.

Loans represent the principal source of revenue for the Company. Risk is controlled through loan portfolio diversification and the avoidance of credit concentrations. Loans are made primarily within the Company's geographic market area. The loan portfolio is distributed among general business loans, commercial real estate, residential real estate, and consumer installment loans. The Company has no foreign loans, no highly leveraged transactions, and no syndicated purchase participations.

The Company's loan portfolio by major category as of December 31 for each of the past five years is shown below.

	2012	2011	2010	2009	2008
			(In thousands)		
Real estate					
Commercial	$ 96,588	$ 94,513	$ 94,356	$ 99,416	$ 84,103
Construction	3,615	4,361	15,435	21,341	31,243
Residential	20,875	21,054	25,964	25,424	18,790
Home Equity	50,444	59,176	66,243	63,758	59,727
Total real estate	171,522	179,104	201,998	209,939	193,863
Commercial	24,388	26,203	25,572	25,907	27,175
Consumer	1,313	1,392	1,399	1,662	1,762
Total loans	197,223	206,699	228,969	237,508	222,800
Deferred loan costs, net	200	265	317	276	115
Allowance for loan losses	(3,032)	(8,854)	(7,679)	(4,812)	(3,300)
Loans, net	$194,391	$198,110	$221,607	$232,972	$219,615

Loan Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the amount of total loans outstanding as of December 31, 2012 which, based on remaining scheduled repayments of principal, are due in the periods indicated.

	Maturing			
	Within One Year	After One But Within Five Years	After Five Years	Total
		(Dollars in thousands)		
Commercial	$17,927	$ 5,613	$ 848	$ 24,388
Real Estate	31,040	98,114	42,368	171,522
Consumer	286	1,027	-	1,313
Totals	$49,253	$104,754	$43,216	$197,223

Below is a schedule of loan amounts maturing or re-pricing, classified according to sensitivity to changes in interest rates, as of December 31, 2012.

	Interest Sensitivity		
	Fixed Rate	Variable Rate	Total
	(Dollars in thousands)		
Due within three months	$ 4,250	$ 2,480	$ 6,730
Due after three months but within one year	19,893	15,624	35,517
Due after one but within five years	83,874	21,861	105,735
Due after five years	17,568	31,673	49,241
Total	$125,585	$71,638	$197,223

Residential – One-to-Four Family. In 1999 the Bank established a dedicated secondary mortgage department to assist local residents in obtaining mortgages with reasonable terms, conditions, and rates. The Bank offers various fixed and adjustable rate one-to-four family residential loan products the majority of which are sold, along with servicing rights, to a variety of investors in the secondary market. Interest rates are essentially dictated by the Bank's investors and origination fees on secondary mortgage loans are priced to provide a reasonable profit margin and are dictated to a degree by regional competition.

The Bank, for secondary market residential loans, generally makes one-to-four family residential mortgage loans in amounts not to exceed 80% of the appraised value or sale price, whichever is less, of the property securing the loan, or up to 95% if the amount in excess of 80% of the appraised value is secured by private mortgage insurance. Loans for amounts between 80% and 85% of appraised value or sale price may also be granted with an increased interest rate. The Bank usually receives a service release fee of 1.0% to 1.5 % on one-to-four family residential mortgage loans.

In addition to loans originated for the secondary market, the Bank has portfolio loans secured by one-to-four family residential real estate that totaled approximately $20.9 million, or 10.6% of the Bank's total loan portfolio, as of December 31, 2012.

Commercial Real Estate Lending. Loans secured by commercial real estate totaled approximately $96.6 million, or 49.0% of the Bank's total loan portfolio, at December 31, 2012. Commercial real estate loans are generally originated in amounts up to 80% of the appraised value of the property. Such appraised value is generally determined by independent appraisers previously approved by the Board of Directors of the Bank.

The Bank's commercial real estate loans are permanent portfolio loans secured by improved property such as office buildings, retail stores, warehouses, churches, and other non-residential buildings. Of the commercial real estate loans outstanding at December 31, 2012, most are secured by properties located within 10 miles of the Bank's offices in Wheaton and Glen Ellyn and were made to local customers of the Bank. In addition, borrowers generally must personally guarantee loans secured by commercial real estate. Commercial real estate loans generally have a 10 to 25 year amortization period and are made at rates based upon competitive local market rates, specific loan risk, and structure usage and type. Such loans generally have a five-year maturity.

Commercial real estate loans are both adjustable and fixed, with fixed rates generally limited to no more than five years. Loans secured by commercial real estate properties are generally larger and involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks by lending to established customers and generally restricting such loans to its primary market area.

Construction Lending. The Bank is actively engaged in construction lending. Such activity is generally limited to individual new residential home construction, residential home additions, and new commercial buildings. Currently, the majority of the Bank's new construction activity is in new commercial construction.

At December 31, 2012, the Bank had $3.6 million in construction loans outstanding, which represented 1.8% of the Bank's loan portfolio at such date. The Bank presently charges both fixed and variable interest rates on construction and end loans. Loans, with proper credit, may be made for up to 80% of the anticipated value of the property upon completion. Funds are usually disbursed based upon percentage of completion generally verified by an on-site inspection by Bank personnel and generally through a local title company construction escrow account.

Consumer Lending. As a community-oriented lender, the Bank offers consumer loans for any worthwhile purpose. Although the Bank offers signature unsecured loans, consumer loans are generally secured by automobiles, boats, mobile homes, stocks, bonds, and other personal property. Consumer loans totaled $1.3 million, or 0.7% of the Bank's total loan portfolio, at December 31, 2012. Consumer loans generally have higher yields than residential mortgage loans since they involve a higher credit risk and smaller volumes with which to cover basic costs.

Home Equity Lending. Home equity loans are generally made not to exceed 80% of the first and second combined mortgage loan to value. These loans generally made for ten-year terms and are generally revolving credit lines with minimum payment structures of interest only. The interest rate on these lines of credit adjusts at a rate based on the prime rate of interest. Additionally, the Bank offers five-year amortizing fixed rate home equity balloon loans for those who desire to limit interest rate risk. At December 31, 2012, the outstanding home equity loan balance was $50.4 million, or 25.5% of the Bank's total loan portfolio.

Commercial Lending. The Bank actively engages in general commercial lending within its market area. These loans are primarily revolving working capital lines, inventory loans, and equipment loans. The commercial loans are generally based on serving the needs of small businesses in the Bank's market area while limiting the Bank's business risks to reasonable lending standards. Commercial loans are made with both fixed and adjustable rates and are generally secured by equipment, accounts receivable, inventory, and other assets of the business. Personal guarantees generally support these credit facilities. The Bank also provides commercial and standby letters of credit to assist small businesses in their financing of special purchasing or bonding needs. Standby letters of credit outstanding at December 31, 2012 totaled $228,000. Commercial loans totaled approximately $24.4 million, or 12.3% of the Bank's total loan portfolio, at December 31, 2012.

Loan Concentration

At December 31, 2012, the Company did not have any concentration of loans exceeding 10% of total loans which are otherwise not disclosed. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions.

Provision for Loan Losses

The provision for loan losses is determined by management through a quarterly evaluation of the adequacy of the allowance for loan losses. This evaluation takes various factors into consideration. The provision is based on management's judgment of the amount necessary to maintain the allowance for loan losses at an adequate level for probable incurred credit losses. In determining the provision for loan losses, management considers the Company's consistent loan growth and the amount of net charge-offs each year. Other factors, such as changes in the loan portfolio mix, delinquency trends, current economic conditions and trends, reviews of larger loans and known problem credits and the results of independent loan review and regulatory examinations are also considered by management in assessing the adequacy of the allowance for loan losses.

The allowance for loan losses is particularly subject to change as it is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other environmental factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, may be collectively evaluated for impairment.

Assets acquired through or instead of loan foreclosure such as other real estate are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

The allowance for loan losses was $3.0 million, representing 1.5% of total loans, as of December 31, 2012, compared to an allowance of $8.9 million, or 4.3% of total loans, at December 31, 2011 and $7.7 million, or 3.4% of total loans, at December 31, 2010. The decrease in the provision was the result of management's quarterly analysis of the allowance for loan losses. The allowance decreased primarily due to specific reserves of $6.0 million established in prior periods on loans which were charged off during the year ended December 31, 2012. In addition, the general portion of the allowance for loan losses totaled $2.4 million, or 1.25% of totals loans evaluated, as of December 31, 2012 compared to $2.6 million, 1.38% for the prior year period. Total nonperforming assets decreased $6.3 million to $16.8 million at December 31, 2012 from $23.1 million at December 31, 2011 and total nonperforming loans as a percentage of total loans totaled 3.94% at December 31, 2012 compared to 6.68% at December 31, 2011. Management believes that, based on information available at December 31, 2012, the Bank's allowance for loan losses was adequate to cover probable incurred losses inherent in its loan portfolio at that time. However, no assurances can be given that the Bank's level of allowance for loan losses will be sufficient to cover loan losses incurred by the Bank or that future adjustments to the allowance for loan losses will not be necessary if economic or other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance. In addition, the FDIC and IDFPR, as an integral part of their examination processes, periodically review the Bank's allowance for loan losses and may require the Bank to make additional provisions for estimated loan losses based upon judgments different from those of management. Any material increase in the allowance for loan losses may adversely affect our financial condition, results of operations and our ability to comply with the Order.

The following table details the component changes in the Company's allowance for loan losses for each of the past five years:

	Amount as of December 31, (Dollars in thousands)				
	2012	2011	2010	2009	2008
Net Total Loans at Year-end	$194,391	$198,110	$221,607	$232,972	$219,615
Average daily balances for loans for the year	200,713	218,259	232,467	228,676	225,245
Allowance for loan losses at beginning of period	$8,854	$7,679	$4,812	$3,300	$1,970
Loan charge-offs during the period					
Commercial	(295)	(109)	(1,281)	(5)	(771)
Commercial real estate	(3,611)	(396)	(3,647)	(774)	-
Construction	(1,740)	(2,812)	-	-	-
Residential	(1,067)	(872)	(141)	(36)	-
Real Estate	-	-	-	-	(125)
Home equity line of credit	(638)	(813)	(428)	-	-
Consumer	(12)	(8)	(15)	(22)	(9)
Total Charge-offs	(7,363)	(5,010)	(5,512)	(837)	(905)
Loan recoveries during the period					
Commercial	18	2	22	4	20
Commercial real estate	16	-	-	-	-
Residential	33	-	-	-	-
Home equity line of credit	7	3	-	-	-
Consumer	-	9	17	1	-
Total recoveries	74	14	39	5	20
Net charge-offs	(7,289)	(4,996)	(5,473)	(832)	(885)
Provision charged to expense	1,467	6,171	8,340	2,344	2,215
Allowance for loan losses at end of period	$3,032	$8,854	$7,679	$4,812	$3,300
Ratio of net charge-offs during the period to average loans outstanding	(3.63%)	(2.29%)	(2.35%)	(0.36%)	(0.39%)
Allowance for loan losses to loans outstanding at year-end	1.54%	4.28%	3.35%	2.03%	1.48%

Allocation of the Allowance for Loan Losses

Presented below is an analysis of the composition of the allowance for loan losses and percent of loans in each category to total loans as of the dates indicated:

	2012		2011		2010	
	(Dollars in thousands)					
	Amount	Percent	Amount	Percent	Amount	Percent
Balance at December 31:						
Commercial and industrial (1)	$ 674	22.2%	$2,463	27.8%	$ 791	10.2%
Real estate mortgage (2)	1,386	45.7	4,171	47.1	5,075	56.5
HELOC	646	21.3	1,398	15.8	838	12.3
Residential	305	10.1	803	9.1	661	8.0
Individuals' loans for household and other personal expenditures, including other loans	21	0.7	19	0.2	19	0.3
Unallocated	-	-	-	-	295	12.7
Totals	$3,032	100.0%	$8,854	100.0%	$7,679	100.0%

(1) Category also includes lease financing, loans to financial institutions, tax-exempt loans, agricultural production financing and other loans to farmers and construction real estate loans.
(2) Category includes commercial and farmland.

One measurement used by management in assessing the risk inherent in the loan portfolio is the level of nonperforming loans. Nonperforming loans are comprised of non-accrual loans and other loans 90 days or more past due. Nonperforming loans and other assets were as follows at the dates indicated.

	At December 31, (Dollars in thousands)				
	2012	2011	2010	2009	2008
Non-accrual loans	$2,758	$7,220	$11,595	$14,555	$ 2,725
Non-accrual restructured loans	4,667	6,579	8,699	-	-
Other loans 90 days past due	342	-	-	480	32
Total nonperforming loans	7,767	13,799	20,294	15,035	2,757
Other real estate owned	9,012	9,265	3,008	2,396	198
Total nonperforming assets	$16,779	$23,064	$23,302	$17,431	$2,955
Accruing restructured loans	$1,294	$2,295	$6,090	$12,358	-
Nonperforming loans to total loans	3.94%	6.68%	8.86%	6.33%	1.24%
Allowance for loan losses To nonperforming loans	38.9%	64.16%	37.84%	32.00%	119.70%
Total nonperforming assets To total stockholders' equity	75.1%	318.1%	131.2%	69.92%	17.79%
Total nonperforming assets To total assets	4.72%	7.01%	6.71%	5.11%	1.01%

At December 31, 2012, nonperforming assets consisted of $7.4 million of nonaccrual loans and other real estate owned of $9.0 million. The largest component of nonperforming loans was commercial real estate loans, which represented $3.1 million, or 40.5%, of total nonperforming loans at December 31, 2012. At December 31, 2012, residential mortgage loans totaled $2.6 million, or 33.5%, of total nonperforming loans and home equity lines of credit totaled $1.7 million, or 21.9%, of total nonperforming loans. The ratio of the allowance for loan losses to nonperforming loans was 39.0% as of December 31, 2012 as compared to 64.2% as of December 31, 2011.

The Bank would have recorded interest income of $432,000 for the year ended December 31, 2012 had non-accrual loans and troubled debt restructurings been current in accordance with their original terms.

Other real estate owned ("OREO") decreased $253,000 to $9.0 million at December 31, 2012 from $9.3 million at December 31, 2011. At December 31, 2012, OREO consisted of 21 properties that were acquired through foreclosure or deed in lieu of foreclosure. Included in the total are 13 residential properties, six commercial real estate properties and two parcels of land.

The provision for loan losses for the year ended December 31, 2012 totaled $1.5 million, which represents a $4.7 million decrease from the provision for loan losses for the year ended December 31, 2011. This decrease in the provision is the result of management's quarterly analysis of the allowance for loan losses. Levels of nonperforming loans are considered manageable at year end 2012. Total nonperforming loans as a percentage of total loans totaled 3.94% at December 31, 2012 compared to 6.68% at December 31, 2011. Based on its analysis of the loan portfolio risks discussed above, including historical loss experience and levels of nonperforming loans, management believes that the allowance for loan losses is adequate at December 31, 2012 to cover any probable incurred.

Net charge-offs for the years ended December 31, 2012 and 2011 totaled $7.3 million and $5.0 million, respectively. The charge-offs during 2012 and 2011 were primarily the result of recent recessionary economic conditions and the weakened economic environment's impact upon smaller businesses within the Company's primary market area. In 2005 management formed a credit quality committee that was charged with monitoring problem credits and directing their resolution. The committee has been successful in identifying existing problem credits and meets on a monthly basis to monitor troubled credits. The Company's management believes that as of December 31, 2012 any past problems which resulted from weaknesses in processes have been identified and addressed.

Investment Securities

The Board of Directors sets the investment policy and procedures of the Bank. This policy generally provides that investment decisions will be made based on the safety of the investment, liquidity requirements of the Bank and, to a lesser extent, potential return on the investments. In pursuing these objectives, the Bank considers the ability of an investment to provide earnings consistent with factors of quality, maturity, marketability and risk diversification. The Bank does not participate in hedging programs or other activities involving the use of derivative financial instruments. Similarly, the Bank does not invest in mortgage-related securities which are deemed to be "high risk," or purchase bonds which are not rated investment grade.

The Company's securities portfolio can be divided into five categories, as shown below. The securities portfolio is managed to provide liquidity and earnings in various interest rate cycles. The carrying value of these securities at December 31, 2012, 2011 and 2010 is detailed below.

	2012	2011	2010
U.S. Government Agencies	$21,430	$ 9,041	$11,801
Mortgage-backed Securities	22,975	21,665	18,198
States and Political Subdivisions	2,909	12,926	12,868
Agency Preferred Stock	37	25	11
SBA Guaranteed Pool	237	274	297
Total Investment Securities	$47,588	$43,931	$43,175

The following table shows the weighted average yield for each security group by term to final maturity as of December 31, 2012.

Security Type	Less than 1 year	Yield	1 to 5 years	Yield	5 to 10 years	Yield	Over 10 years	Yield
U.S. Government Agencies	$4,010	1.69%	$7,467	2.05%	$2,011	2.29%	$7,942	2.78%
Mortgage-Backed Securities	6,261	1.89%	9,084	1.93%	6,878	2.17%	752	2.31%
States and Political Subdivisions(1)	307	4.46%	1,080	4.31%	666	5.03%	856	4.22%
Agency Preferred Stock	-	-	-	-	-	-	37	0.00%
SBA Guaranteed Pool	23	2.49%	101	2.49%	104	2.52%	9	2.47%
Total Investment Securities	$10,601	1.89%	$17,732	2.13%	$9,659	2.39%	$9,596	2.86%

1Fully taxable equivalent

At December 31, 2012, the Company did not own any security of any one issuer where the aggregate carrying value of such securities exceeded 10 percent of the Company's stockholders' equity, except for certain debt securities of the U.S. Government agencies and corporations.

Deposits

The Bank offers a variety of deposit accounts with a range of interest rates and terms. The Bank's deposit accounts consist of regular savings accounts, retail checking/NOW accounts, commercial checking accounts, money market accounts and certificate of deposit accounts. The Bank offers certificate of deposit accounts with balances in excess of $100,000 at preferential rates (jumbo certificates) and also offers Individual Retirement Accounts ("IRAs") and other qualified plan accounts.

At December 31, 2012, the Bank's deposits totaled $317.2 million, or 95.3% of interest-bearing liabilities. This represents a decrease from December 31, 2011 when the Bank's deposits of $301.1 million represented 93.6% of interest-bearing liabilities. For the year ended December 31, 2012, the average balance of core deposits (savings, NOW, money market and non-interest bearing accounts) totaled $215.3 million, or 69.6% of total average deposits, compared to $196.9 million, or 66.5% of total average deposits, for the year ended December 31, 2011. Although the Bank has a significant portion of its deposits in core deposits, management monitors activity on the Bank's core deposits and, based on historical experience and the Bank's current pricing strategy, believes that the Bank will continue to retain a large portion of such accounts.

The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and local competition. The Bank's deposits are obtained predominantly from the areas in which its facilities are located. The Bank relies primarily on customer service and long-standing relationships with customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions affect the Bank's ability to attract and retain deposits. The Bank uses traditional means of advertising its deposit products and generally does not solicit deposits from outside its market area. While certificates of deposit in excess of $100,000 are accepted by the Bank, and may be subject to preferential rates, the Bank does not actively solicit such deposits as such deposits are more difficult to retain than core deposits.

The following table sets forth the distribution of the Bank's deposit accounts for the periods indicated and the weighted average rates on each category presented.

	At December 31, 2012		At December 31, 2011	
	(Dollars in thousands)			
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Noninterest-bearing accounts	$ 38,813	- %	$ 36,324	- %
NOW accounts	76,198	0.33%	75,524	0.38%
Regular savings accounts	65,066	0.36%	55,026	0.40%
Money market accounts	43,380	0.57%	41,907	0.67%
Certificates of deposit	93,747	1.12%	92,320	1.31%
Total deposits	$317,204	0.57%	$301,101	0.66%

The following table shows the maturity schedule for the Company's time deposits of $100,000 or more as of December 31, 2012 and December 31, 2011.

	2012	2011
	(In thousands)	
Three months or less	$7,480	$10,161
Three months through six months	5,806	5,093
Six months through twelve months	10,347	11,659
Over twelve months	15,573	11,288
	$39,206	$38,201

Personnel

As of December 31, 2012, the Company and its subsidiaries had a total of 85 full-time employees and 17 part-time employees. This compares to 75 full-time and 17 part-time employees as of December 31, 2011. None of these employees are subject to a collective bargaining agreement. We believe our relationship with our employees is good.

REGULATION AND SUPERVISION

The Company and the Bank are subject to an extensive system of banking laws and regulations that are intended primarily for the protection of the customers and depositors of the Company's bank subsidiary rather than holders of the Company's securities. These laws and regulations govern such areas as permissible activities, reserves, loans and investments, and rates of interest that can be charged on loans.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, restructured the regulation of depository institutions. The Dodd-Frank Act contains several provisions that will continue to have a direct impact on the operations of the Company and the Bank. The legislation contains changes to the laws governing, among other things, FDIC assessments, mortgage originations, holding company capital requirements and risk retention requirements for securitized loans. The Dodd-Frank Act also provided for the creation of a new agency, the Consumer Financial Protection Bureau, as an independent bureau of the Federal Reserve Board, to take over the implementation of federal consumer financial protection and fair lending laws from the depository institution regulators. However, institutions of $10 billion or fewer in assets continue to be examined for compliance with such laws and regulations by, and subject to the primary enforcement authority of, the prudential regulator rather than the Consumer Financial Protection Bureau. Much of the legislation requires implementation through regulations and, accordingly, a complete assessment of its impact on the Company and the Bank are not yet possible since such regulations have not yet been issued. However, the enactment of the legislation is likely to increase regulatory burdens and costs for us and have a material impact on our operations.

Certain of the regulatory requirements that are or will be applicable to the Company and the Bank are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on the Company and the Bank and is qualified in its entirety by reference to the actual statutes and regulations.

Regulation of the Company

The Company is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended by the 1999 financial modernization legislation known as the Gramm-Leach-Bliley Act (the "BHC Act"). As such, it is subject to the supervision and enforcement authority of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks, performing certain servicing activities for subsidiaries, and activities that the Federal Reserve Board has determined, by order of regulation in effect prior to the enactment of the BHC Act, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. As a result of the Gramm-Leach-Bliley Act amendments to the BHC Act, a bank holding company that meets certain requirements and opts to become a "financial holding company" may engage in any activity, or acquire and retain the shares of any company engaged in any activity, that is either (1) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the U.S. Secretary of the Treasury) or (2) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve Board). Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments in commercial and financial companies.

Further, under the BHC Act, the Company is required to file annual reports and such additional information as the Federal Reserve Board may require and is subject to examination by the Federal Reserve Board. The Federal Reserve Board has jurisdiction to regulate virtually all aspects of the Company's business. See "The Company's Banking Subsidiary" below for discussion of regulators of the Bank.

The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before merging with or consolidating into another bank holding company, acquiring substantially all the assets of any bank or acquiring directly or indirectly any ownership or control of more than 5% of the voting shares of any bank.

The BHC Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks, or furnishing services to banks and their subsidiaries. The Company, however, may engage in certain businesses determined by the Federal Reserve Board to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. See "Financial Modernization Legislation" below for a discussion of expanded activities permissible to bank holding companies that become financial holding companies.

Banking regulations restrict the amount of dividends that a bank may pay to its stockholders. Thus, the Company's ability to pay dividends to its shareholders will be limited by statutory and regulatory restrictions. Illinois' banking laws restrict the payment of cash dividends by a state bank by providing, subject to certain exceptions, that dividends may be paid only out of net profits then on hand after deducting its losses and bad debts. Federal law generally prohibits a bank from making any capital distribution (including payment of a dividend) or paying any management fee to its parent company if the depository institution would thereafter be undercapitalized. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies which provides that dividends should only be paid out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The Federal Reserve Board's policies also provide that a bank holding company should serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These policies could also impact the Company's ability to pay dividends

The FDIC may prevent an insured bank from paying dividends if the Bank is in default of payment of any assessment due to the FDIC. In addition, the FDIC may prohibit the payment of dividends by a bank, if such payment is determined, by reason of the financial conditions of the bank, to be an unsafe and unsound banking practice.

For additional information on the lender covenants that potentially restrict the declaration of dividends, see the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Dividends".

The Regulation of the Bank

The Bank is regulated by the Federal Deposit Insurance Corporation (the "FDIC"), as its primary federal regulator. The Bank is subject to the provisions of the Federal Deposit Insurance Act and examination by the FDIC. As an Illinois state–chartered bank, the Bank is also subject to examination by the Illinois Department of Financial and Professional Regulation. The examinations by the various regulatory authorities are designed for the protection of bank depositors and the solvency of the FDIC Deposit Insurance Fund.

The federal and state laws and regulations generally applicable to the Bank regulate, among other things, the scope of business, its investments, reserves against deposits, the nature and amount of and collateral for loans, and the location of banking offices and types of activities which may be performed at such offices. Both the Illinois Department of Financial and Professional Regulation and the FDIC have enforcement authority over the Bank, including the authority to appoint a conservator or receiver under certain circumstances.

Subsidiaries of a bank holding company are subject to certain restrictions under the Federal Reserve Act and the Federal Deposit Insurance Act on loans and extensions of credit to the bank holding company or to its other subsidiaries, investments in the stock or other securities of the bank holding company or its other subsidiaries, or advances to any borrower collateralized by such stock or other securities.

The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation.

Under the Federal Deposit Insurance Corporation's previous risk-based assessment system, insured institutions were assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depended upon the category to which it is assigned and, effective April 1, 2009, assessment rates range from seven to 77.5 basis points. On February 7, 2011, the FDIC approved a final rule that implemented changes to the deposit insurance assessment system mandated by the Dodd-Frank Act. The final rule, which became effective on April 1, 2011, revised the base on which deposit insurance assessments are charged from one that is based on domestic deposits to one that is based on average consolidated total assets minus average tangible equity. Under the final rule, insured depository institutions are required to report their average consolidated total assets on a daily basis, using the regulatory accounting methodology established for reporting total assets. For purposes of the final rule, tangible equity is defined as Tier 1 capital.

The Federal Deposit Insurance Corporation imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital (as of June 30, 2009), capped at ten basis points of an institution's deposit assessment base, in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The Federal Deposit Insurance Corporation provided for similar assessments during the final two quarters of 2009, if deemed necessary.

In lieu of further special assessments, however, the Federal Deposit Insurance Corporation required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which included an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings is recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000. That coverage was made permanent by the Dodd-Frank Act. In addition, the Federal Deposit Insurance Corporation adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until June 30, 2010, subsequently extended to December 31, 2010, and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and October 31, 2009 would be guaranteed by the Federal Deposit Insurance Corporation through June 30, 2012, or in some cases, December 31, 2012. The Bank participates in the unlimited noninterest-bearing transaction account coverage and the Bank and the Company opted not to participate in the unsecured debt guarantee program. The Dodd-Frank Act extended the unlimited coverage for certain noninterest-bearing transaction accounts from January 1, 2011 until December 31, 2012 without the opportunity for opt out.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the calendar year ending December 31, 2010 averaged 1.05 basis points of assessable deposits.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The Federal Deposit Insurance Corporation must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the Federal Deposit Insurance Corporation and the Federal Deposit Insurance Corporation has recently exercised that discretion by establishing a long range fund ratio of 2%.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or regulatory condition imposed in writing. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Capital Requirements

The Federal Reserve Board and the FDIC have established guidelines for risk-based capital of bank holding companies and banks. These guidelines establish a risk adjusted ratio relating total capital to risk-weighted assets and off-balance-sheet exposures. These capital guidelines primarily define the components of capital, categorize assets into different risk classes, and include certain off-balance-sheet items in the calculation of capital requirements. Generally, Tier 1 capital consists of shareholders' equity less intangible assets and unrealized gain or loss on securities available for sale, and Tier 2 capital consists of Tier 1 capital plus qualifying loan loss reserves. The agencies also apply leverage requirements which establish a required ratio of Tier 1 capital to total adjusted assets. On January 21, 2011, the Bank entered into a Stipulation and Consent Order with the Federal Deposit Insurance Corporation and the Illinois Department of Financial and Professional Regulation. The Order requires the Bank to achieve Tier 1 capital at least equal to 8.0% of total assets and total capital at least equal to 12.0% of risk-weighted assets within 120 days of the order. As of December 31, 2012 these ratios totaled 7.7% and 12.6%, respectively.

The FDIC Improvement Act of 1991 established a system of prompt corrective action to resolve the problems of undercapitalized depository institutions. Under this system, federal banking regulators have established five capital categories, well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The federal banking agencies have also specified by regulation the relevant capital levels for each of the categories. Each depository institution is placed within one of these categories and is subject to differential regulation corresponding to the capital category within which it falls.

Federal banking regulators are required to take specified mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. An institution in any of the undercapitalized categories is required to submit an acceptable capital restoration plan to its appropriate federal banking agency and such capital plan must be guaranteed by any parent holding company in an amount of the lesser of 5% of the institution's assets or the amount of the capital deficiency. An undercapitalized institution is also generally prohibited from paying any dividends, increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval.

Failure to meet capital guidelines could subject a bank or a bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and other restrictions on its business. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

The current risk-based capital guidelines that apply to the Bank are based on the 1988 capital accord of the International Basel Committee on Banking Supervision ("Basel Committee"), a committee of central banks and bank supervisors, as implemented by the Federal Reserve Board. In 2004, the Basel Committee published a new capital accord, which is referred to as "Basel II," to replace Basel I. Basel II provides two approaches for setting capital standards for credit risk: an internal ratings-based approach tailored to individual institutions' circumstances and a standardized approach that bases risk weightings on external credit assessments to a much greater extent than permitted in existing risk-based capital guidelines, which became effective in 2008 for large international banks (total assets of $250 billion or more or consolidated foreign exposure of $10 billion or more). Other U.S. banking organizations can elect to adopt the requirements of this rule (if they meet applicable qualification requirements), but they are not required to apply them. Basel II emphasizes internal assessment of credit, market and operational risk, as well as supervisory assessment and market discipline in determining minimum capital requirements.

In December 2010 and January 2011, the Basel Committee published the final texts of reforms on capital and liquidity, which is referred to as "Basel III." Although Basel III is intended to be implemented by participating countries for large, internationally active banks, its provisions are likely to be considered by United States banking regulators in developing new regulations applicable to other banks in the United States. Basel III will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. The implementation of the Basel III final framework was originally scheduled to commence on January 1, 2013 but has been delayed by federal regulators. Upon implementation, banking institutions will be required to meet the following minimum capital ratios: (i) 3.5% Common Equity Tier 1 (generally consisting of common shares and retained earnings) to risk-weighted assets; (ii) 4.5% Tier 1 capital to risk-weighted assets; and (iii) 8.0% Total capital to risk-weighted assets.

When fully phased-in on January 1, 2019, and if implemented by the U.S. banking agencies, Basel III will require banks to maintain:

- a minimum ratio of Common Equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer";
- a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer;
- a minimum ratio of Total capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer; and
- a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures.

Basel III also includes the following significant provisions:

- An additional countercyclical capital buffer to be imposed by applicable national banking regulators periodically at their discretion, with advance notice;
- Restrictions on capital distributions and discretionary bonuses applicable when capital ratios fall within the buffer zone;
- Deduction from common equity of deferred tax assets that depend on future profitability to be realized; and
- For capital instruments issued on or after January 13, 2013 (other than common equity), a loss-absorbency requirement that the instrument must be written off or converted to common equity if a triggering event occurs, either pursuant to applicable law or at the direction of the banking regulator. A triggering event is an event that would cause the banking organization to become nonviable without the write off or conversion, or without an injection of capital from the public sector.

Since the Basel III framework is not self-executing, the rules and standards promulgated under Basel III require that the U.S. federal banking regulators adopt them prior to becoming effective in the U.S. Although U.S. federal banking regulators have expressed support for Basel III, the timing and scope of its implementation, as well as any potential modifications or adjustments that may result during the implementation process, are not yet known.

Monetary Policy and Economic Conditions

The earnings of commercial banks and bank holding companies are affected not only by general economic conditions, but also by the policies of various governmental regulatory authorities. In particular, the Federal Reserve Board influences conditions in the money and capital markets, which affect interest rates and growth in bank credit and deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past and this is expected to continue in the future. The general effect, if any, of such policies on future business and earnings of the Company and its Bank cannot be predicted.

Consumer Protection Laws

The Company's business includes making a variety of types of loans to individuals. In making these loans, we are subject to State usury and regulatory laws and to various federal statutes, including the privacy of consumer information provisions of the Graham-Leach-Bliley Act and regulations promulgated thereunder, the Equal Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, and the Home Mortgage Disclosure Act, and the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs, and regulate the mortgage servicing activities of the Company, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing. In receiving deposits, the Company is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, the USA Patriot Act of 2001, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon the Company and its directors and officers.

Federal Taxation

The Company files a consolidated federal income tax return. To the extent a member incurs a net loss that is utilized to reduce the consolidated federal tax liability, that member will be reimbursed for the tax benefit utilized from the member incurring federal tax liabilities.

Amounts provided for income tax expense are based upon income reported for financial statement purposes and do not necessarily represent amounts currently payable to federal and state tax authorities. Deferred income taxes, which principally arise from the temporary difference related to the recognition of certain income and expense items for financial reporting purposes and the period in which they affect federal and state tax income, are included in the amounts provided for income taxes.

State Taxation

The Bank is required to file Illinois income tax returns and pay tax at an effective tax rate of 7.30% of Illinois taxable income. For these purposes, Illinois taxable income generally means federal taxable income subject to certain modifications the primary one of which is the exclusion of interest income on United States obligations.

As a Delaware holding company not earning income in Delaware, the Company is exempt from Delaware Corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

Item 1A. Risk Factors

An investment in the Company's common stock involves a number of risks. We urge you to read all of the information contained in this annual report on Form 10-K. In addition, we urge you to consider carefully the following factors before you invest in shares of the registrant's common stock. You should carefully consider the following risks in light of our current operating environment and regulatory status. The occurrence of any of the events described below could materially adversely affect our liquidity, results of operations and financial condition and our ability to continue as a going concern.

A return to recessionary conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Following a national home price peak in mid-2006, falling home prices and sharply reduced sales volumes, along with the collapse of the United States' subprime mortgage industry in early 2007, significantly contributed to a recession that officially lasted until June 2009, although the effects continued thereafter. Dramatic declines in real estate values and high levels of foreclosures resulted in significant asset write-downs by financial institutions, which have caused many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. Concerns over the United States' credit rating (which was recently downgraded by Standard & Poor's), the European sovereign debt crisis, and continued high unemployment in the United States, among other economic indicators, have contributed to increased volatility in the capital markets and diminished expectations for the economy.

A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Further declines in real estate values and sales volumes and continued high unemployment levels may result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

Our provision for loan losses has increased substantially during recent years and we may be required to make further additions to our allowance for loan losses and to charge-off additional loans in the future, especially due to our level of nonperforming assets. Further, our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Our allowance for loan losses was $3.0 million, representing 1.5% of total loans, as of December 31, 2012, compared to an allowance of $8.9 million, or 4.3% of total loans, as of December 31, 2011, $7.7 million, or 3.4% of total loans, at December 31, 2010 and $4.8 million, or 2.0% of total loans, at December 31, 2009. Our nonperforming assets have also increased to $23.1 million, or 7.1% of total assets, at December 31, 2011 from $3.0 million, or 1.0% of total assets, at December 31, 2008. The increase in nonperforming assets was primarily due to the weakened economy and the softening real estate market and the impact of such on our borrowers and the properties securing our loans. If the economy and/or the real estate market remains unchanged or further weakens, we may be required to add further provisions to our allowance for loan losses as nonperforming assets could continue to increase or the value of the collateral securing loans may be insufficient to cover any remaining net loan balance, which could have a negative effect on our results of operations.

Like all financial institutions, we maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our allowance for loan losses may not be sufficient to cover actual loan losses, and future provisions for loan losses could materially adversely affect our operating results. In evaluating the adequacy of our allowance for loan losses, we consider such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect a borrower's ability to repay, estimated value of any underlying collateral, personal guarantees, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, amount and timing of expected future cash flows on affected loans, value of collateral, personal guarantees, estimated losses on specific loans, as well as consideration of general loss experience. All of these estimates may be susceptible to significant change. While management uses the best information available at the time to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Our estimates of the risk of loss and the amount of loss on any loan are complicated by the significant uncertainties surrounding our borrowers' abilities to successfully execute their business models through changing economic environments, the competitive challenges they face, and the effect of current and future economic conditions on collateral values and other factors. Because of the degree of uncertainty and susceptibility of these factors to change, our actual losses may vary materially from our current estimates.

The FDIC and IDFPR, as an integral part of their examination process, periodically review our allowance for loan losses and may require us to increase our allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to decrease our allowance for loan losses by recognizing loan charge-offs. Any such additional provisions for loan losses or charge-offs, as required by these regulatory agencies, could have a material adverse effect on our financial condition and results of operations.

A continued deterioration in national and local economic conditions may negatively impact our financial condition and results of operations.

We currently are operating in a challenging and uncertain economic environment, both nationally and in the local markets that we serve. Financial institutions continue to be affected by sharp declines in financial and real estate values. Continued declines in real estate values and home sales, and an increase in the financial stress on borrowers stemming from an uncertain economic environment, including rising unemployment, could have an adverse effect on our borrowers or their customers, which could adversely impact the repayment of the loans we have made. The overall deterioration in economic conditions also could subject us to increased regulatory scrutiny. In addition, a prolonged recession, or further deterioration in local economic conditions, could result in an increase in loan delinquencies; an increase in problem assets and foreclosures; and a decline in the value of the collateral for our loans. Furthermore, a prolonged recession or further deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our loan loss allowance, which could necessitate increasing our provision for loan losses, which would reduce our earnings. Additionally, the demand for our products and services could be reduced, which would adversely impact our liquidity and the level of revenues we generate.

We are required to comply with the terms of a consent order issued by the Federal Deposit Insurance Corporation and the Illinois Department of Financial and Professional Regulation and lack of compliance could result in monetary penalties and/or additional regulatory actions.

We have entered into the Order with the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation, without admitting or denying that grounds exist for the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation to initiate an administrative proceeding against the Bank. The Order is a formal corrective action pursuant to which we have agreed to address specific areas through the adoption and implementation of procedures, plans and policies designed to enhance the safety and soundness of the Bank. These affirmative actions include, but are not limited to, increased Board participation and the implementation of plans to address capital, sensitivity to interest rate risk, charge-offs and the disposition of assets.

The Order specifies certain timeframes for meeting these requirements, and we must furnish periodic progress reports to the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation regarding our compliance with the provisions of the Order. Specifically, the Order requires the Bank to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets within 120 days. At December 31, 2012, these capital ratios were 7.73% and 12.62%, respectively.

Although the Investment provided us with additional capital, the Order will remain in effect until modified or terminated by the Federal Deposit Insurance Corporation and Illinois Department of Financial and

Professional Regulation. If we fail to comply with the Order, the Federal Deposit Insurance Corporation and/or Illinois Department of Financial and Professional Regulation may pursue the assessment of civil money penalties against us and our officers and directors and may seek to enforce the terms of the Order through court proceedings.

The Company's ability to utilize capital distributions from the Bank is subject to regulatory limits and other restrictions.

A source of the Company's income from which we could service our debt and pay our obligations is the receipt of dividends from the Bank. Pursuant to the Order, the Bank is required to obtain prior regulatory approval of the FDIC and IDFPR before making dividend payments to the Company. In the event that the Bank is unable to obtain regulatory approval to pay dividends to us, we may not be able to service our debt or pay our obligations. The inability to receive dividends from the Bank may adversely affect our business, financial condition, results of operations, and prospects.

Our ability to fully utilize our net deferred tax assets in future periods could be impaired, which will negatively impact our financial condition and results of operations.

At December 31, 2012, our net deferred tax assets totaled zero as compared to zero as of December 31, 2011. During the year ended December 31, 2011, our management determined that realization of a portion of our net deferred tax assets was more likely than not to occur. As a result, we incurred a non-cash income tax expense of $7.1 million related to a valuation allowance on deferred tax assets in 2011. If we are unable to continue to generate, or demonstrate that we can continue to generate, sufficient taxable income in the near future, then we may not be able to fully realize the benefits of our deferred tax assets and may be required to recognize an additional valuation allowance if it is more likely than not that some portion of our deferred tax assets will not be realized. In each future accounting period, our management will consider both positive and negative evidence when considering our ability to utilize our net deferred tax assets. Any subsequent reduction in the valuation allowance would lower the amount of income tax expense recognized in our consolidated statements of operations in future periods and would negatively impact our financial condition and results of operations.

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial conditions and the value of our common stock.

Our strategy has been to increase the size of our company by opening new offices and by pursuing business development opportunities. We have grown rapidly since we commenced operations. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with our growth strategy. There can be no assurance that our further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through successful expansion of our markets, or that we will be able to maintain capital sufficient to support our continued growth. If we grow too quickly, however, and are not able to control costs and maintain asset quality, rapid growth also could adversely affect our financial performance.

We are subject to credit risks in connection with the concentration of adjustable rate loans in our portfolio.

A majority of our loans held for investment are adjustable rate loans. Borrowers with adjustable rate mortgage loans are exposed to increased monthly payments when the related mortgage interest rate adjusts upward under the terms of the loan from the initial fixed rate or low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. Any rise in prevailing market interest rates may result in increased payments for borrowers who have adjustable rate mortgage loans, increasing the possibility of default. Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. In addition, a decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance. Borrowers who intend to sell their homes on or before the expiration of the fixed rate periods on their mortgage loans may also find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans. These events, along or in combination, may contribute to higher delinquency rates and negatively impact earnings.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Short-term market interest rates (which we use as a guide to price our deposits) have until recently risen from historically low levels, while longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This "flattening" of the market yield curve has had a negative impact on our interest rate spread and net interest margin. For the years ended December 31, 2012 and 2011 our net interest margin was 3.43% and 3.64%, respectively. If short-term interest rates rise, and if rates on our deposits re-price upwards faster than the rates on our long-term loans and investments, we would experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability. During 2008, however, the U.S. Federal Reserve decreased its target for the federal funds rate to a range of zero to 0.25%. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact our income. For further discussion of how changes in interest rates could impact us, see "Interest Rate Risk" under Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

Our emphasis on commercial and construction lending may expose us to increased lending risks.

At December 31, 2012, our loan portfolio included $96.6 million, or 49.0% of commercial real estate loans, $3.6 million, or 1.8% of construction loans and $24.4 million, or 12.4% of commercial loans. We intend to continue to increase our emphasis on the origination of commercial type lending. However, this type of loan generally exposes a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial loans expose us to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $536,000. In lieu of imposing an additional special assessment, the Federal Deposit Insurance Corporation required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $2.3 million. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

Regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law the Dodd-Frank Act. The Dodd-Frank Act restructures the regulation of depository institutions. The Dodd-Frank Act contains several provisions that will have a direct impact on the operations of the Company and the Bank. The legislation contains changes to the laws governing, among other things, FDIC assessments, mortgage originations, holding company capital requirements and risk retention requirements for securitized loans. The Dodd-Frank Act also provides for the creation of a new agency, the Consumer Financial Protection Bureau, as an independent bureau of the Federal Reserve Board, to take over the implementation of federal consumer financial protection and fair lending laws from the depository institution regulators. However, institutions of $10 billion or fewer in assets will continue to be examined for compliance with such laws and regulations by, and subject to the primary enforcement authority of, the prudential regulator rather than the Consumer Financial Protection Bureau. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008 and 2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. However, the Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

We need to generate liquidity to fund our lending activities.

We must have adequate cash or borrowing capacity to meet our customers' needs for loans and demand for their deposits. We generate liquidity primarily through the origination of new deposits. We also have access to secured borrowings, Federal Home Loan Bank borrowings and various other lines of credit. The inability to increase deposits or to access other sources of funds would have a negative effect on our ability to meet customer needs, could slow loan growth and could adversely affect our results of operations.

Our profitability depends significantly on economic conditions in our market.

Our success depends to a large degree on the general economic conditions in our market areas. The local economic conditions in these areas have a significant impact on the amount of loans that we make to our borrowers, the ability of our borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control would impact these local economic conditions and could negatively affect our financial condition and performance.

If we experience greater loan losses than anticipated, it will have an adverse effect on our net income.

While the risk of nonpayment of loans is inherent in banking, if we experience greater nonpayment levels than we anticipate, our earnings and overall financial condition, as well as the value of our common stock, could be adversely affected.

We cannot assure you that our monitoring procedures and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the growth in our loan portfolio, loan losses may be greater than management's estimates. Loan losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect our profitability. Any loan losses will reduce the loan loss allowance. A reduction in the loan loss allowance will be restored by an increase in our provision for loan losses. This would reduce our earnings which could have an adverse effect on our stock price.

If we lose key employees with significant business contacts in our market area, our business may suffer.

Our success is largely dependent on the personal contacts of our officers and employees in our market area. If we lose key employees temporarily or permanently, our business could be hurt. We could be particularly hurt if our key employees went to work for our competitors. Our future success depends on the continued contributions of our existing senior management personnel.

In order to be profitable, we must compete successfully with other financial institutions which have greater resources than we do.

The banking business in the Chicago metropolitan area, in general, is extremely competitive. Several of our competitors are larger and have greater resources than we do and have been in existence a longer period of time. We must overcome historical bank-customer relationships to attract customers away from our competition. We compete with the following types of institutions: other commercial banks, savings banks, thrifts, credit unions, consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds and trust companies. Some of our competitors are not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Some of these competitors are subject to similar regulation but have the advantage of larger established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines, greater advertising-marketing budgets or other factors.

Our legal lending limit is determined by law. The size of the loans which we offer to our customers may be less than the size of the loans than larger competitors are able to offer. This limit may affect to some degree our success in establishing relationships with the larger businesses in our market.

New or acquired branch facilities and other facilities may not be profitable.

We may not be able to correctly identify profitable locations for new branches and the costs to start up new branch facilities or to acquire existing branches, and the additional costs to operate these facilities, may increase our non-interest expense and decrease earnings in the short term. It may be difficult to adequately and profitably manage our growth through the establishment of these branches. In addition, we can provide no assurance that these branch sites will successfully attract enough deposits to offset the expenses of operating these branch sites. Any new branches will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approvals.

Government regulations may prevent or impair our ability to pay dividends, engage in additional acquisitions or operate in other ways.

Current and future legislation and the policies established by federal and state regulatory authorities will affect our operations. We are subject to supervision and periodic examination by the Federal Deposit Insurance Corporation as well as the Illinois Department of Financial and Professional Regulation (the "IDFPR"). Our principal subsidiary, Community Bank-Wheaton/ Glen Ellyn, as a state chartered commercial bank, is also subject to regulation and examination by the FDIC and the IDFPR. Banking regulations are designed primarily for the protection of depositors rather than stockholders, and they may limit our growth and the return to you as an investor by restricting its activities, such as: the payment of dividends to stockholders; possible transactions with or acquisitions by other institutions; desired investments; loans and interest rates; interest rates paid on deposits; the possible expansion of branch offices; and the ability to provide securities or trust services.

We are registered with the Federal Reserve Board as a bank holding company. We cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our business. The cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

Our stock trading volume has been low compared to larger bank holding companies. Accordingly, the value of your common stock may be subject to sudden decreases due to the volatility of the price of our common stock.

Although our common stock trades on the OTCQB, it is not traded as regularly as the common stock of larger bank holding companies listed on other stock exchanges, such as the New York Stock Exchange, the Nasdaq Stock Market or the American Stock Exchange. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

- actual or anticipated fluctuations in our operating results;
- changes in interest rates;
- changes in the legal or regulatory environment in which we operate;
- press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;
- changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;
- future sales of our common stock;
- changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and
- other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

We may become liable for liquidated damages to certain shareholders if we fail to register the resale of their shares, or maintain the effectiveness of the registration statement filed by us, with the Securities and Exchange Commission.

Pursuant to the terms of a Registration Rights Agreement, dated as of November 13, 2012, we are required to file and maintain the effectiveness of a resale registration statement with the Securities and Exchange Commission with respect to the aggregate amount of shares of common stock issuable upon the conversion of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (subject to certain limitations set forth in the Registration Rights Agreement). A resale registration statement must be filed within 30 days after each closing of the Investment and must be declared effective (i) within 90 days of each closing of the Investment in the event the Securities and Exchange Commission does not review the registration statement or (ii) within 120 days of each closing of the Investment in the event the Securities and Exchange Commission reviews the registration statement. Failure to meet these deadlines, as well as certain other events, may result in our being obligated to pay holders of registrable securities liquidated damages on each event date and each monthly anniversary of such event until the applicable event is cured. The liquidated damages would equal 1.5% of the aggregate purchase price paid by the holder pursuant to the Securities Purchase Agreement for any registrable securities held by such holder on the event date.

We rely on technology to conduct many transactions with our customers and are therefore subject to risks associated with systems failures, interruptions or breaches of security.

Communications and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, our general ledger, our deposits, and our loans. While we have established policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, any compromise of our security systems could deter customers from using our website and our online banking services, both of which involve the transmission of confidential information. Although we rely on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource certain of our data processing to certain third-party providers. If our third-party providers encounter difficulties, or if we have difficulty in communicating with them, our ability to adequately process and account for customer transactions could be affected, and our business operations could be adversely impacted. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any systems failure, interruption, or breach of security could damage our reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny, or could expose us to civil litigation and possible financial liability. Any of these occurrences could have a material adverse effect on our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The following table sets forth information related to the offices from which the Company conducts its business at December 31, 2012. These properties are suitable and adequate for the Company's business needs.

Entity	Description	Address	City/State	Approximate Square Feet	Owned/ Leased
Community Bank-Wheaton/Glen Ellyn	Main office	357 Roosevelt Road	Glen Ellyn, IL	10,000	Owned
Community Bank-Wheaton/Glen Ellyn	Wheaton office	100 N. Wheaton Ave.	Wheaton, IL	12,500	Owned
Community Bank-Wheaton/Glen Ellyn	County Farm office	370 S. County Farm Rd.	Wheaton, IL	7,000	Owned
Community Bank-Wheaton/Glen Ellyn	North Wheaton office	1901 Gary Ave.	Wheaton, IL	4,700	Owned

Item 3. Legal Proceedings

Neither the Company nor the Bank is a party to, and none of their property is subject to, any material legal proceedings at this time.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

As of March 28, 2013, the Company's stock was held by approximately 452 shareholders of record. The Company's stock is quoted on the OTCQB under the symbol "CFIS". The following table sets forth quarterly high and low sales information reported on the OTCQB for the Company's common stock for the years ended December 31, 2012 and 2011. These quotes reflect inter-dealer prices without mark-ups, mark-downs or commissions and may not necessarily reflect actual transactions. As of March 28, 2013, there were 6,043,688 shares of common stock issued and outstanding.

Common Stock Price and Dividend History

	High	Low	Dividend (per share)
2012			
First Quarter	$2.25	$2.00	$0.00
Second Quarter	2.20	2.00	0.00
Third Quarter	2.20	1.25	0.00
Fourth Quarter	1.25	0.80	0.00
2011			
First Quarter	$6.60	$2.50	$0.00
Second Quarter	5.00	3.50	0.00
Third Quarter	4.45	2.20	0.00
Fourth Quarter	2.40	2.00	0.00

Historically, it has been a policy of the Company to pay only small to moderate dividends so as to retain earnings to support growth. However, on October 15, 2008 the board of directors voted to suspend the payment of the quarterly cash dividend on the Company's common stock in an effort to conserve capital. As a result there were no dividends paid on the common stock of the Company in 2012 or 2011.

On January 14, 2011, the Company was notified by the FRB that the overall condition of the Company and the Bank is less than satisfactory. As a result, the Company must now obtain prior written approval from the FRB prior to, among other things, the payment of any capital distribution.

Item 6. Selected Financial Data

Not Applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(All table dollar amounts in Item 7 are in thousands, except share data)

The following presents management's discussion and analysis of the results of operations and financial condition of Community Financial Shares, Inc. (the "Company") as of the dates and for the periods indicated. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and other financial data appearing elsewhere in this document.

The statements contained in this management's discussion and analysis that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company and its subsidiary bank include, but are not limited to, changes in: interest rates; general economic conditions; legislation; regulations; monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of the loan or securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the Company's market area; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Because of these and other uncertainties, the Company's actual future results may be materially different from the results indicated by these forward-looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

Critical Accounting Policies

Generally accepted accounting principles require management to apply significant judgment to certain accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply those principles where actual measurement is not possible or practical. For a complete discussion of the Company's significant accounting policies, see the notes to the consolidated financial statements and discussion throughout this Annual Report. Below is a discussion of the Company's critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the Company's financial statements. Management has reviewed the application of these policies with the Company's Audit Committee.

Allowance for Loan Losses. The allowance for loan losses represents management's estimate of probable losses inherent in the Company's loan portfolio. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The Company's strategy for credit risk management includes conservative credit policies and underwriting criteria for all loans, as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and management reviews of large credit exposures and loans experiencing deterioration of credit quality.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company. Included in the review of individual loans are those that are impaired as provided in ASC 310-40, Accounting by Creditors for Impairment of a Loan. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Company evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded. Rather, credit scoring systems are used to assess credit risks. Reserves are established for each pool of loans using loss rates based on a five year average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans,) changes in mix, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Company's internal loan review. An unallocated reserve, primarily based on the factors noted above, is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The Company's primary market area for lending is the county of DuPage in northeastern Illinois. When evaluating the adequacy of the allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on the Company's customers.

The Company has not substantively changed any aspect of its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Any material increase in the allowance for loan losses may adversely affect our financial condition, results of operations and our ability to comply with the Order.

Valuation of Securities. The Company's available-for-sale security portfolio is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the credit worthiness of the issuer and the Company's ability to hold the security to maturity. A decline in value that is considered to be other-than-temporary is recorded as a loss within other operating income in the consolidated statement of income.

Accounting Matters

In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements.* The amendments in this ASU make technical corrections, clarifications, and limited-scope improvements to various topics throughout the Accounting Standards Codification. These amendments are presented in two sections: Technical Corrections and Improvements and Conforming Amendments Related to Fair Value Measurements. The amendments in this ASU that will not have transition guidance will be effective upon issuance for both public and nonpublic entities. For public entities, the amendments that are subject to the transition guidance are effective for fiscal periods beginning after December 15, 2012. The Company adopted this ASU effective December 31, 2012 with no material effect on its financial condition or results of operations.

In October 2012, the FASB issued ASU 2012-03, *Technical Amendments and Corrections to SEC Sections.* This ASU amends various SEC paragraphs pursuant to Staff Accounting Bulletin (SAB) 114, SEC Release No. 33-9250, and ASU 2010-22, which amend or rescind portions of certain SAB Topics. These amendments are presented in two sections: *Amendments to the FASB Accounting Standards Codification and Amendments to the XBRL Taxonomy.* The Company adopted this ASU with no material effect on its financial condition or results of operations.

In July 2012, the FASB issued ASU 2012-02, *Intangibles-Goodwill and Other (Topic350): Testing Indefinite-Lived Intangible Assets for Impairment.* The amendments in this ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company adopted this ASU by the date required with no material effect on its financial condition or results of operations.

In December 2011, FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.* The objective of this Update is to provide enhanced disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods with retrospective disclosure for all comparative periods presented. This ASU impacts disclosures only and it will have no impact on the Company's financial condition or results of operations.

Analysis of Net Interest Income

Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

Average Balance Sheet. The following table sets forth certain information relating to the Company's average balance sheets and reflects the yield on average earning assets and cost of average interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing interest income or expense by the average balance of assets or liabilities. The average balance sheet amounts for loans include balances for non-accrual loans. The yields and costs include fees that are considered adjustments to yields.

	2012			2011			2010		
(Dollars in thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Interest-earning assets:									
Taxable securities	$40,222	$ 935	2.32%	$35,571	$ 989	2.78%	$29,504	$ 1,034	3.50%
Tax-exempt securities	7,863	351	4.46%	10,010	437	4.36%	12,148	529	4.35%
Loans	200,713	10,958	5.46%	218,237	11,731	5.38%	232,467	12,137	5.22%
Interest-bearing deposits	47,728	143	0.30%	26,840	116	0.43%	24,469	100	0.41%
FHLB stock	2,688	8	0.30%	5,398	5	0.10%	5,398	-	0.00%
Total interest-earning assets	299,214	12,395	4.14%	296,056	13,278	4.48%	303,986	13,800	4.54%
Total non-interest-earning assets	32,760			32,527			33,753		
Total assets	$331,974			$328,583			$337,739		
Interest-bearing liabilities:									
Deposits									
NOW	$ 74,543	243	0.33%	$ 73,545	277	0.38%	$ 76,068	443	0.58%
Savings	60,233	215	0.36%	53,241	212	0.40%	43,700	224	0.51%
Money market	43,744	248	0.57%	36,879	248	0.67%	36,080	233	0.65%
Time	93,992	1,048	1.12%	99,357	1,304	1.31%	111,600	1,965	1.76%
FHLB advances and other	13,553	306	2.26%	14,332	399	2.79%	14,648	468	3.19%
Subordinated debentures	3,609	77	2.11%	3,609	71	1.96%	3,609	72	1.98%
Total interest-bearing Liabilities	289,674	2,137	0.74%	280,963	2,511	0.89%	285,705	3,405	1.19%
Non-interest-bearing liabilities:	33,377			30,579			30,171		
Stockholders' equity	8,923			17,041			21,863		
Total liabilities and stockholders' equity	$331,974			$328,583			$337,739		
Net interest income		$10,258			$10,767			$10,395	
Net interest spread			3.40%			3.59%			3.35%
Net interest income to average interest-earning assets			3.43%			3.64%			3.42%

Rate/Volume Analysis. The following table allocates changes in interest income and interest expense in 2012 compared to 2011 and in 2011 compared to 2010 between amounts attributable to changes in rate and changes in volume for the various categories of interest-earning assets and interest-bearing liabilities. The changes in interest income and interest expense due to both volume and rate have been allocated proportionally.

	2012 Compared to 2011			2011 Compared to 2010		
(Dollars in thousands)	Change Due to Rate	Change Due to Volume	Total Change	Change Due to Rate	Change Due to Volume	Total Change
Interest Earning Assets:						
Taxable securities	$ (175)	$120	$ (55)	$ (236)	$191	$(45)
Tax exempt securities	10	(96)	(86)	1	(93)	(92)
Loans receivable	182	(954)	(772)	352	(758)	(406)
FHLB stock and other	(28)	58	30	13	8	21
Total interest-earning assets	(11)	(872)	(883)	130	(652)	(522)
Interest-bearing liabilities						
Deposits	(357)	71	(286)	(777)	(47)	(824)
FHLB advances and other borrowed funds	(73)	(21)	(94)	(59)	(10)	(69)
Subordinated debentures	6	-	6	(1)	-	(1)
Total int.-bearing liabilities	(424)	50	(374)	(837)	(57)	(894)
Change in net interest income	$ 413	$(922)	$ 509	$967	$(595)	$ 372

Comparison of Financial Condition for the Years Ended December 31, 2012 and December 31, 2011

Total assets as of December 31, 2012 were $355.2 million, which represented an increase of $26.2 million, or 8.0%, compared to $329.0 million at December 31, 2011. Cash and cash equivalents increased by $26.7 million, or 60.3%, to $71.0 million at December 31, 2012 as compared to $44.3 million at December 31, 2011. This increase is the result of the capital raise completed in December 2012, a strategic decision to increase the Bank's liquidity position and low loan demand. In addition, investment securities increased $3.7 million to $47.6 million at December 31, 2012 from $43.9 million at December 31, 2011. This increase is due to the net effect of a $12.4 million increase in U.S. agency securities, a $1.3 million increase in mortgage backed securities and a $10.0 million decrease in municipal securities. Partially offsetting these increases were decreases in loans receivable, interest-bearing time deposits and Federal Home Loan Bank stock. Loans receivable decreased $3.7 million to $194.4 million at December 31, 2012 from $198.1 million at December 31, 2011. This decrease was due to the net effect of an $8.7 million decrease in home equity lines of credit, a $1.8 million decrease in commercial loans and an increase of $2.1 million in commercial real estate loans. Interest bearing time deposits decreased by $1.5 million, or 43.5%, to $1.9 million at December 31, 2012 from $3.4 million at December 31, 2011. Federal Home Loan Bank stock decreased $4.5 million to $926,000 at December 31, 2012 from $5.4 million at December 31, 2011. This decrease is due to the redemption of $4.5 million of excess stock by the Federal Home Loan Bank of Chicago. Finally, other real estate owned ("OREO") decreased $253,000 to $9.0 million at December 31, 2012 from $9.3 million at December 31, 2011. The balance of OREO at the end of 2012 consisted of 21 properties that were acquired through foreclosure or deed in lieu of foreclosure. Included in the total are 13 residential properties, six commercial real estate properties and two parcels of land.

Deposits increased $16.1 million, or 5.3%, to $317.2 million at December 31, 2012 as compared to $301.1 million at December 31, 2011. This increase primarily consisted of increases in regular savings accounts, noninterest-bearing demand deposit accounts and money market accounts. Regular savings accounts increased $10.1 million, or 18.3% to $65.1 million at December 31, 2012 from $55.0 million at December 31, 2011. Noninterest-bearing demand deposit accounts increased $2.5 million, or 6.9% to $38.8 million at December 31, 2012 from $36.3 million at December 31, 2011. Finally, money market accounts increased $1.5 million, or 3.5% to $43.4 million at December 31, 2012 from $41.9 million at December 31, 2011. Federal Home Loan Bank ("FHLB") advances and other borrowed money decreased $5.3 million, or 37.1%, to $9.0 million at December 31, 2012 from $14.3 million at December 31, 2011.

Stockholders' equity increased $15.1 million, or 208.3%, to $22.4 million at December 31, 2012 from $7.3 million at December 31, 2011. The increase in stockholders' equity was primarily due to the effect of the capital raise previously discussed, which was partially offset by the net loss for the year ended December 31, 2012 and a decrease of $386,000 in the Company's accumulated other comprehensive income relating to the change in fair value of its available-for-sale investment portfolio.

Comparison of Operating Results for the Years Ended December 31, 2012 and December 31, 2011

General. The Company recorded a net loss of $2.5 million for the year ended December 31, 2012 compared to a net loss of $11.0 million for the year ended December 31, 2011. Net income available to common shareholders totaled $682,000 for the year ended December 31, 2012. This positive result is primarily due to a $3.7 million gain on the redemption of preferred stock which was partially offset by preferred stock dividends and accretion of $359,000 and $182,000, respectively. In addition net loss available to common shareholders totaled $11.5 million for the year ended December 31, 2011. For the year ended December 31, 2012 basic and diluted earnings per share totaled $0.11 compared to basic and diluted loss per share of $9.20 for the year ended December 31, 2011. The decrease in net loss for the year ended December 31, 2012 is primarily the net effect of (1) a $4.7 million decrease in provision for loan losses; (2) a $287,000 increase in noninterest income; (3) a $350,000 increase in noninterest expense; (4) a $509,000 decrease in net interest income; and (5) a $4.4 million decrease in income tax expense.

Net interest income. The following table summarizes interest and dividend income and interest expense for the year ended December 31, 2012 and 2011.

	Year Ended December 31,			
	2012	2011	$ Change	% Change
	(Dollars in thousands)			
Interest and dividend income:				
Interest and fees on loans	$10,958	$11,731	$(773)	(6.59%)
Securities:				
Taxable	935	989	(54)	(5.46)
Exempt from federal tax	351	437	(86)	(19.68)
Federal Home Loan Bank dividends and other	151	121	30	24.79
Total interest and dividend income	12,395	13,278	(883)	(6.65)
Interest expense:				
Deposits	1,754	2,041	(287)	(14.06)
Federal Home Loan Bank advances and other borrowings	306	399	(93)	(23.31)
Subordinated debentures	77	71	6	8.45
Total interest expense	2,137	2,511	(374)	(14.89)
Net interest income	$10,258	$10,767	$(509)	(4.73)

Interest Income. Interest and dividend income decreased $883,000, or 6.7%, to $12.4 million for the year ended December 31, 2012, compared to $13.3 million for the year ended December 31, 2011. This decrease resulted primarily from a decrease in average balance of loans. The largest component was a decrease of $773,000 in interest income on loans for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Loan interest income decreased $773,000 or 6.6%, to $11.0 million for the year ended December 31, 2012, compared to $11.7 million for the prior year. This decrease resulted from a decrease in the average balance of loans of $17.5 million, or 8.0%, to $200.7 million for the year ended December 31, 2012 from $218.2 million for the year ended December 31, 2011. This decrease was partially offset by an increase in the average yield of 8 basis points to 5.46% for the year ended December 31, 2012 from 5.38% for the year ended December 31, 2011. The decrease in average balance is primarily due to charge-offs and transfers to other real estate owned from December 31, 2011 to December 31, 2012. In addition, interest on taxable securities decreased $54,000 for the year ended December 31, 2012 compared to the year ended December 31, 2011. This decrease is primarily due to a decrease in the average yield on taxable securities of 46 basis points to 2.32% for the year ended December 31, 2012 from 2.78% for the year ended December 31, 2011. This decrease was partially offset by an increase in the average balance of $4.6 million to $40.2 million for the year ended December 31, 2012 from $35.6 million for the year ended December 31, 2011.

Interest Expense. Interest expense decreased by $374,000, or 14.9%, to $2.1 million for the year ended December 31, 2012, from $2.5 million for the year ended December 31, 2011. This decrease resulted from a decrease in the average rate paid on interest bearing liabilities of 15 basis points to 0.74% for the year ended December 31, 2012 from 0.89% for the comparable prior year period. Partially offsetting this decrease was an increase in the average balance of interest bearing liabilities of $8.7 million, or 3.1%, to $289.7 million for the year ended December 31, 2012 from $281.0 million for the year ended December 31, 2011. Interest expense resulting from FHLB advances and other borrowings decreased $93,000 during the year ended December 31, 2012. The average balance on these borrowings decreased $779,000 to $13.6 million for the year ended December 31, 2012 from $14.3 million for the year ended December 31, 2011. In addition, there was a decrease in average cost of 53 basis points to 2.26% for the year ended December 31, 2012 from 2.79% for the year ended December 31, 2011.

Net Interest Income before Provision for Loan Losses. Net interest income before provision for loan losses decreased $509,000, or 4.7%, to $10.3 million for the year ended December 31, 2012 from $10.8 million for the year ended December 31, 2011. The Company's net interest margin expressed as a percentage of average earning assets decreased 21 basis points to 3.43% for the year ended December 31, 2012 from 3.64% for the year ended December 31, 2011. The yield on average earning assets decreased 34 basis points to 4.14% for the year ended December 31, 2012 from 4.48% for the year ended December 31, 2011. This decrease in the yield on average earning assets was primarily due to a decrease in yield on taxable securities. The yield on average loans increased to 5.46% for the year ended December 31, 2012 from 5.38% for the year ended December 31, 2011. In addition, there was a 15 basis point decrease in the cost of interest-bearing liabilities to 0.74% for the year ended December 31, 2012 as compared to 0.89% a year earlier. Increasing net interest margin is dependent on the Bank's ability to generate higher yielding assets and lower-cost deposits. Management continues to closely monitor the net interest margin.

Provision for Loan Losses. The Bank's provision for loan losses decreased to $1.5 million for the year ended December 31, 2012 from $6.2 million for the year ended December 31, 2011. The decrease in the provision for loan losses was the result of management's quarterly analysis of the allowance for loan loss. At December 31, 2012, and December 31, 2011, non-performing loans totaled $7.8 million and $13.8 million, respectively. At December 31, 2012, the ratio of the allowance for loan losses to non-performing loans was 38.9% compared to 64.2% at December 31, 2011. Management believes the allowance coverage is sufficient due to the estimated loss potential. The ratio of the allowance to total loans was 1.54% and 4.28%, at December 31, 2012 and December 31, 2011, respectively. Charge-offs, net of recoveries, totaled $5.3 million for the year ended December 31, 2012 compared to $5.0 million for the year ended December 31, 2011. Management performs an allowance sufficiency analysis, at least quarterly, based on the portfolio composition, asset classifications, loan-to-value ratios, impairments in the current portfolio, and other factors. This analysis is designed to reflect credit losses for specifically identified loans, as well as credit losses in the remainder of the portfolio. The reserve methodology employed by management reflects the difference in degree of risk between the various categories of loans in the Bank's portfolio. The reserve methodology also critically assesses those loans adversely classified in the portfolio by management. While management estimates loan losses using the best available information, no assurance can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management's control. The Bank conducts quarterly evaluations on nonperforming assets and obtains independent appraisals when there is a material development such as a transfer to other real estate owned. In addition, the FDIC and IDFPR, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. As a result of their review, the FDIC and IDFPR may require the Bank to make additional provisions for estimated losses based upon judgments different from those of management.

	Year Ended December 31,			
	2012	2011	$ Change	% Change
	(Dollars in thousands)			
Non-interest income:				
Service charges on deposit accounts	$ 378	$ 423	$ (45)	(10.64%)
Gain on sale of loans	946	722	224	31.03
Gain on sale of securities	980	104	876	842.31
Write-down on OREO properties	(1,799)	(901)	(898)	(99.67)
Gain on extinguishment of debt	400	-	400	-
Gain/(loss) on sale of foreclosed assets	(34)	69	(103)	(149.28)
Bank owned life insurance	239	243	(4)	(1.65)
Other non-interest income	794	957	(163)	(17.03)
Total non-interest income	$1,904	$1,617	$287	17.75

Noninterest Income. Noninterest income consists primarily of service charges on customer deposit accounts, gain on sale of securities, gain on sale of loans, and other service charges and fees. Noninterest income increased $287,000, or 17.9%, to $1.9 million for the year ended December 31, 2012 as compared to $1.6 million for the year ended December 31, 2011, primarily due to $980,000 in gains on sale of securities and a $400,000 gain on the extinguishment of debt. These items were partially offset by an increase of $898,000 in write-downs on other real estate owned and a decrease of $103,000 in loss on sale of foreclosed assets. Gain on sale of loans increased $224,000 to $946,000 for the year ended December 31, 2012 from $722,000 for the year ended December 31, 2011. Gain on sale of securities increased $876,000 to $980,000 for the year ended December 31, 2012 from $104,000 for the year ended December 31, 2011. In addition, service charges on deposit accounts decreased $45,000 to $378,000 for the year ended December 31, 2012 from $423,000 for the year ended December 31, 2011. This decrease was primarily due to a lower volume of overdraft fees. The $400,000 gain on extinguishment of debt resulted from a negotiation with a third party lender. This discount on a $1.3 million note occurred in conjunction with the recent private capital raise discussed earlier.

	Year Ended December 31,			
	2012	2011	$ Change	% Change
	(Dollars in thousands)			
Non-interest expenses:				
Salaries and employee benefits	$5,886	$5,632	$254	4.51%
Net occupancy	783	880	(97)	11.02
Equipment expense	492	498	(6)	(1.21)
Data processing expense	1,249	1,185	64	5.40
Advertising and promotions	302	277	25	9.03
Professional fees	1,041	1,053	(12)	(1.14)
FDIC premiums	1,140	1,217	(77)	(6.33)
Other real estate owned expenses	598	511	87	17.03
Other operating expenses	1,421	1,309	112	8.56
Total non-interest expenses	$12,912	$12,562	$350	2.79

Noninterest Expense. Noninterest expense increased by $350,000 to $12.9 million for the year ended December 31, 2012 from $12.6 million for the year ended December 31, 2011. This increase is primarily due to an increase in salaries and employee benefits of $254,000 for the year ended December 31, 2012 as compared to the prior year period. Professional fees, including legal and audit expenses, decreased by $12,000 to $1.1 million for the year ended December 31, 2012 from the comparable prior year period. Other operating expenses, including occupancy, equipment, data processing, and marketing and advertising expenses, decreased by a combined $14,000, or 0.49%, to $2.8 million for the year ended December 31, 2012. Of this decrease, $97,000 is related to occupancy expense and $6,000 is related to equipment expenses. These increases were partially offset by higher data processing expense and marketing and advertising expenses, which increased by $64,000 and $25,000, respectively from the year ended December 31, 2011. Management continues to emphasize the importance of expense management and control in order to continue to provide expanded banking services to a growing market base.

Income Tax Expense. Income tax expense totaled $244,000 for the year ended December 31, 2012 compared to $4.7 million for the year ended December 31, 2011. However, for the year ended December 31, 2011, the Company established a $7.1 million valuation allowance against the Company's deferred tax assets. Under generally accepted accounting principles, income tax benefits and the related tax assets are only allowed to be recognized if they will more likely than not be fully utilized. In each future accounting period, the Company's management will consider both positive and negative evidence when considering the ability of the Company to utilize its net deferred tax asset. Any subsequent reduction in the valuation allowance would lower the amount of income tax expense recognized in the Company's consolidated statements of operations in future periods.

The Company's net deferred tax asset totaled zero as of December 31, 2012 and December 31, 2011. Realization of deferred tax assets is dependent on generating sufficient taxable income to cover net operating losses generated by the reversal of temporary differences. A partial or total valuation allowance is provided by way of a charge to income tax expense if it is determined that it is more likely than not that some of or all of the deferred tax asset will not be realized.

Management considers both positive and negative evidence when considering the ability of the Company to utilize its net deferred tax asset. The Company's expenses related to the provision for loan losses, other real estate owned and collection efforts have been well above historic levels while the Company's core earnings have remained at or above historic levels. Management believes that once the Company resolves some of the credit issues related to the economic conditions, profitability will improve and based upon projections and available tax strategies, management believes that the valuation allowance will be utilized. However, if operating losses continue into the future, there can be no guarantee that an additional valuation allowance against the deferred tax asset will not be necessary in future periods.

Asset/Liability Management

The primary objectives of the Company's asset/liability management policies are to:

a) Manage and minimize interest rate risk;
b) Manage the investment portfolio to maximize yield;
c) Assess and monitor general risks of operations; and
d) Maintain adequate liquidity to meet the withdrawal requirements of depositors and the financing needs of borrowers.

Liquidity

The Company's primary source of funds is dividends it receives from the Bank. Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits for the current year plus those of the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. Total stockholder's equity of the Bank totaled $25.7 million at December 31, 2012. The Bank's primary sources of funds are deposits, proceeds from principal and interest payments on loans, maturities of securities, federal funds purchased, and to a lesser extent advances from the Federal Home Loan Bank. While maturities and scheduled amortization of loans and securities are generally predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition.

The Company's liquidity, represented by cash and cash equivalents, is generally a product of its operating, investing, and financing activities. Liquidity is monitored frequently by management and quarterly by the asset/liability management/investment committee and Board of Directors. This monitoring includes a review of net non-core funding dependency, loans to deposits, and short-term investments to total assets ratios, including trends in these ratios. Cash flows from general banking activities are reviewed for their ability to handle unusual liquidity needs. Management also reviews a liquidity/dependency report covering measurements of liquidity ratio, net potential liabilities, and dependency ratios.

Management expects ongoing operating activities to continue to be a primary source of cash flows for the Company. In addition, the Bank maintains secured borrowing facilities at the Federal Home Loan Bank of Chicago and US Bank. Management is confident that the Bank has adequate liquidity for normal banking activities.

A primary investing activity of the Company is the origination of loans. Loans made to customers, net of principal collections, were ($3.7) million in 2012, ($22.3) million in 2011 and ($8.5) million in 2010. In 2012, home equity lines of credit decreased $8.7 million and commercial real estate loans increased $2.1 million.

Deposits increased by $16.1 million in 2012 and decreased by $8.0 million and grew by $10.8 million in 2011 and 2010, respectively. Despite intense competition for deposits from the many financial institutions in the Company's market area, the Company has been successful in attracting sufficient deposits to provide for the majority of its funding needs. However, funding through retail deposits continues to grow more challenging as well as more expensive than in past years.

During 2012, as part of the Company's recent capital raise, the amount owed on a loan with M&I Bank was reduced to zero at December 31, 2012 from $1.3 million at December 31, 2011.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company monitors and manages risks associated with changes in interest rates and mismatched asset and deposit maturities. Significant changes in rates can adversely affect net interest income, market value of securities, and the economic value of equity. Based on the Company's current simulation model, the following schedule indicates the estimated effects of an immediate upward rate shift of 100, 200 and 300 basis points as of December 31, 2012. As of December 31, 2011, these effects totaled 2.3%, 4.8% and 11.5% for net interest income and 2.6%, 0.6% and -0.8% for economic value of equity.

	100 Basis Point Rate Shift Up	200 Basis Point Rate Shift Up	300 Basis Point Rate Shift Up
Net interest income	8.8%	17.7%	27.1%
Economic value of equity	3.4%	3.7%	1.7%

Based on the Company's current simulation model, the following schedule indicates the estimated effects of an immediate downward rate shift of 100, 200, 300 basis points as of December 31, 2012. As of December 31, 2011, these effects totaled -2.4% for net interest income and 18.8% for economic value of equity. Due to the current interest rate environment being at historic lows, a 200 and 300 a basis point decrease is considered unlikely and therefore not presented. All other measures of interest rate risk are within policy guidelines.

	100 Basis Point Rate Shift Down	200 Basis Point Rate Shift Down	300 Basis Point Rate Shift Down
Net interest income	-3.0%	N/A	N/A
Economic value of equity	11.6%	N/A	N/A

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Community Financial Shares, Inc.
Glen Ellyn, Illinois

We have audited the accompanying consolidated balance sheets of Community Financial Shares, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Financial Shares, Inc. as of December 31, 2012, and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Indianapolis, Indiana
March 29, 2013

COMMUNITY FINANCIAL SHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011
(Dollars in thousands except share data)

ASSETS	2012	2011
Cash and due from banks	$ 4,875	$ 4,486
Interest-bearing deposits	66,146	39,772
Cash and cash equivalents	71,021	44,258
Interest-bearing time deposits	1,941	3,435
Securities available for sale	47,588	43,931
Loans held for sale	7,230	633
Loans, less allowance for loan losses of $3,032 and $8,854	194,391	198,110
Foreclosed assets	9,012	9,265
Prepaid FDIC assessment	-	490
Federal Home Loan Bank stock	926	5,398
Premises and equipment, net	14,724	15,121
Cash value of life insurance	6,421	6,182
Interest receivable and other assets	1,922	2,163
Total assets	$355,176	$328,986
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$317,204	$301,101
Federal Home Loan Bank advances	9,000	13,000
Other borrowings	-	1,300
Subordinated debentures	3,609	3,609
Interest payable and other liabilities	3,011	2,726
Total liabilities	332,824	321,736
Commitments and contingencies		
Stockholders' equity		
Common stock - no par value, 75,000,000 and 5,000,000 shares authorized; 5,560,567 and 1,245,267 shares issued and outstanding	-	-
Preferred stock - $1.00 par value, S100 liquidation preference 1,000,000 shares authorized; 196,847 and 7,319 shares issued and outstanding	197	7
Paid-in capital	26,270	12,033
Accumulated deficit	(4,346)	(5,407)
Accumulated other comprehensive income	231	617
Total stockholders' equity	22,352	7,250
Total liabilities and stockholders' equity	$355,176	$328,986

See accompanying notes to consolidated financial statements.

COMMUNITY FINANCIAL SHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2012 and 2011
(Dollars in thousands, except per share data)

	2012	2011
Interest and dividend income		
Interest and fees on loans	$10,958	$11,731
Securities		
Taxable	935	989
Exempt from federal income tax	351	437
Federal Home Loan Bank dividends and other	151	121
Total interest income	12,395	13,278
Interest expense		
Deposits	1,754	2,041
Federal Home Loan Bank advances and other borrowed funds	306	399
Subordinated debentures	77	71
Total interest expense	2,137	2,511
Net interest income	10,258	10,767
Provision for loan losses	1,467	6,171
Net interest income after provision for loan losses	8,791	4,596
Noninterest income		
Service charges on deposit accounts	378	423
Gain on sale of loans	946	722
Write-down on foreclosed assets	(1,799)	(901)
Gain (loss) on sale of foreclosed assets	(34)	69
Gain on sale of securities	980	104
Gain on extinguishment of debt	400	-
Increase in cash surrender value of bank-owned life insurance	239	243
Other service charges and fees	794	957
Total noninterest income	1,904	1,617
Noninterest expense		
Salaries and employee benefits	5,886	5,632
Net occupancy expense	783	880
Equipment expense	492	498
Data processing	1,249	1,185
Advertising and marketing	302	277
Professional fees	1,041	1,053
FDIC premiums	1,140	1,217
Other real estate owned expenses	598	511
Other operating expenses	1,421	1,309
Total noninterest expense	12,912	12,562
Loss before income taxes	(2,217)	(6,349)
Income tax expense	244	4,657
Net loss	(2,461)	(11,006)
Preferred stock dividend and accretion	(541)	(447)
Gain on preferred stock redemption	3,684	-
Net income (loss) available to common shareholders	$ 682	$(11,453)
Earnings (loss) per share		
Basic	$0.11	$(9.20)
Diluted	$0.11	$(9.20)

See accompanying notes to consolidated financial statements.

COMMUNITY FINANCIAL SHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Years ended December 31, 2012 and 2011
(Dollars in thousands, except share data)

	Year Ended December 31,	
	2012	2011
Net loss	$(2,461)	$(11,006)
Other comprehensive loss:		
Unrealized holding gains arising during the period:		
Unrealized net gains	349	1,523
Related income tax expense	(109)	(588)
Net unrealized gains	240	935
Less: reclassification adjustment for net gains realized during the period		
Realized net gains	980	104
Related income tax expense	(354)	(38)
Net realized gains	626	66
Other comprehensive income (loss)	(386)	869
Comprehensive loss	$(2,847)	$(10,137)

See accompanying notes to consolidated financial statements.

COMMUNITY FINANCIAL SHARES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31, 2012 and 2011
(Dollars in thousands, except share data)

	Number of Common Shares	Preferred Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 1, 2011	1,245,267	$ 7	$11,954	$6,046	$(252)	$17,755
Net loss	-	-	-	(11,006)	-	(11,006)
Other comprehensive income	-	-	-	-	869	869
Preferred stock dividends (5%)	-	-	-	(380)	-	(380)
Discount accretion on preferred stock	-	-	67	(67)	-	-
Amortization of stock option compensation	-	-	12	-	-	12
Balance at December 31, 2011	1,245,267	7	12,033	(5,407)	617	7,250
Net loss	-	-	-	(2,461)	-	(2,461)
Other comprehensive loss	-	-	-	-	(386)	(386)
Redeemed TARP preferred stock	-	(7)	(3,305)	-	-	(3,312)
Preferred stock dividends (5%)	-	-	-	(380)	-	(380)
Net proceeds of private offering	4,315,300	197	21,031	-	-	21,228
Gain on preferred stock redemption	-	-	(3,684)	4,085	-	401
Discount accretion on preferred stock	-	-	183	(183)	-	-
Amortization of stock option compensation	-	-	12	-	-	12
Balance at December 31, 2012	5,560,567	$197	$26,270	$(4,346)	$231	$22,352

See accompanying notes to consolidated financial statements.

COMMUNITY FINANCIAL SHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2012 and 2011
(Dollars in thousands)

	2012	2011
Cash flows from operating activities		
Net loss	$(2,461)	$(11,006)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Amortization on securities, net	251	144
Depreciation	647	657
Provision for loan losses	1,467	6,171
Gain on sale of securities	(980)	(104)
Write-down on foreclosed assets	1,799	901
Gain on extinguishment of debt	(400)	-
Gain on sale of loans	(946)	(722)
Originations of loans for sale	(45,661)	(38,821)
Proceeds from sales of loans	40,010	40,680
(Gain)/loss on sale of foreclosed assets	34	(69)
Deferred income taxes	244	4,681
Compensation cost of stock options	12	12
Change in cash value of life insurance	(239)	(243)
Change in interest receivable and other assets	(1,730)	(2,828)
Change in interest payable and other liabilities	665	574
Net cash provided by (used in) operating activities	(7,288)	27
Cash flows from investing activities		
Purchases of securities available for sale	(38,740)	(23,626)
Proceeds from maturities and calls of securities available for sale	22,492	21,723
Proceeds from sales of securities available for sale	12,689	2,526
Proceeds from sales of foreclosed assets	3,755	6,147
Net change in interest-bearing time deposits	1,494	(1,392)
Proceeds from Federal Home Loan Bank stock	4,472	-
Net change in loans	(621)	15,168
Premises and equipment expenditures, net	(250)	(243)
Net cash provided by investing activities	5,291	20,303
Cash flows from financing activities		
Change in		
Non-interest bearing and interest bearing demand deposits and savings	14,676	9,099
Certificates and other time deposits	1,427	(17,078)
Proceeds from borrowings	-	2,000
Repayment of borrowings	(4,900)	(2,200)
Repurchase of TARP preferred stock	(3,312)	-
Proceeds from private offering	21,228	-
Dividends paid on preferred stock	(359)	(380)
Net cash provided by (used in) financing activities	28,760	(8,559)
Net change in cash and cash equivalents	26,763	11,771
Cash and cash equivalents at beginning of year	44,258	32,487
Cash and cash equivalents at end of year	$71,021	$44,258
Supplemental disclosures		
Interest paid	$2,239	$2,513
Transfers from loans to foreclosed assets	2,873	7,949

See accompanying notes to consolidated financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Community Financial Shares, Inc. (the Holding Company) and its wholly owned subsidiary, Community Bank - Wheaton/Glen Ellyn (the Bank) together referred to herein as the Company.

The Bank was chartered by the Illinois Commissioner of Banks and Real Estate in 1994. The Bank provides a range of banking and financial services through its operation as a commercial bank with offices located in Wheaton and Glen Ellyn, Illinois. The Bank's primary activities include deposit services and commercial and retail lending. Interest income is also earned on investments in debt securities, federal funds sold, and short-term investments.

Significant intercompany transactions and balances have been eliminated in consolidation.

Internal financial information is reported and aggregated as one line of business.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Securities: Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

When the Company does not intend to sell a debt security, and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the entity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

Loans and Loan Income: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for unearned income, charge-offs, the allowance for loan losses, any unamortized deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

For loans amortized at cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, as well as premiums and discounts, are deferred and amortized as a level yield adjustment over the respective term of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

(Table dollar amounts in thousands, except share data)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group's historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

Federal Home Loan Bank Stock: Federal Home Loan Bank (FHLB) stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

The Bank owned $925,700 and $5,398,000 of FHLB stock as of December 31, 2012 and 2011, respectively. The FHLB of Chicago paid average cash dividends totaling 0.30% and 0.10% during 2012 and 2011, respectively. The FHLB will continue to assess their dividend capacity each quarter, and will obtain the necessary approval if a dividend is to be made. Management performed an analysis and deemed the investment in FHLB stock was not impaired.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs incurred after acquisition that do not meet the criteria for capitalization are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 50 years. Furniture, fixtures, and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10 years.

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Stock Compensation: At December 31, 2012, the Company has a stock-based employee compensation plan, which is described more fully in Note 14.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009.

Off-balance-sheet Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Statements of Cash Flows: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and interest-bearing deposits. Most federal funds are sold for one-day periods. Net cash flows are reported for customer loan and deposit transactions.

Earnings Per Share: Basic earnings per share is net income available to common shareholders divided by the weighted average number of shares outstanding during the year. Diluted earnings per share include the dilutive effect of additional potential shares issuable under stock options. For 2012 the Company is required to calculate basic and diluted earnings per share using the two-class method. Calculations of earnings per share under the two-class method (i) exclude from the numerator any dividends paid or owed on participating securities and any undistributed earnings considered to be attributable to participating securities and (ii) exclude form the denominator the dilutive impact of the participating securities.

Comprehensive Income or Loss: Comprehensive income or loss consists of net income or loss and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

(Table dollar amounts in thousands, except share data)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Holding Company or by the Holding Company to the stockholders. In addition, the Bank and the Holding Company are currently subject to regulatory orders limiting their ability to declare and pay dividends. See Note 10 for more information.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of active markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Recently Issued Accounting Standards: In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements.* The amendments in this ASU make technical corrections, clarifications, and limited-scope improvements to various topics throughout the Accounting Standards Codification. These amendments are presented in two sections: Technical Corrections and Improvements and Conforming Amendments Related to Fair Value Measurements. The amendments in this ASU that will not have transition guidance will be effective upon issuance for both public and nonpublic entities. For public entities, the amendments that are subject to the transition guidance are effective for fiscal periods beginning after December 15, 2012. The Company adopted this ASU effective December 31, 2012 with no material effect on its financial condition or results of operations.

In October 2012, the FASB issued ASU 2012-03, *Technical Amendments and Corrections to SEC Sections.* This ASU amends various SEC paragraphs pursuant to Staff Accounting Bulletin (SAB) 114, SEC Release No. 33-9250, and ASU 2010-22, which amend or rescind portions of certain SAB Topics. These amendments are presented in two sections: *Amendments to the FASB Accounting Standards Codification and Amendments to the XBRL Taxonomy.* The Company adopted this ASU with no material effect on its financial condition or results of operations.

In July 2012, the FASB issued ASU 2012-02, *Intangibles-Goodwill and Other (Topic350): Testing Indefinite-Lived Intangible Assets for Impairment.* The amendments in this ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company adopted this ASU by the date required with no material effect on its financial condition or results of operations.

In December 2011, FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities.* The objective of this Update is to provide enhanced disclosures that will enable users of financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

45 or Section 815-10-45. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods with retrospective disclosure for all comparative periods presented. This ASU impacts disclosures only and it will have no impact on the Company's financial condition or results of operations.

Current Economic Conditions: The current protracted economic decline continues to present financial institutions with circumstances and challenges that in many cases have resulted in large and unanticipated declines in the fair values of investments and other assets, constraints on liquidity and capital and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

At December 31, 2012, the Company held $96.6 million in commercial real estate loans. Due to the national, state and local economic conditions, values for commercial real estate have declined significantly and the market for these properties is depressed.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

(Table dollar amounts in thousands, except share data)

NOTE 2 - CASH AND CASH EQUIVALENTS

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

The financial institutions holding the Company's cash accounts are participating in the FDIC's Transaction Account Guarantee Program. Under that program, through December 31, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Pursuant to legislation enacted in 2010, the FDIC will fully insure all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions. This unlimited insurance coverage expired on December 31, 2012. Beginning January 1, 2013, noninterest-bearing transaction accounts are subject to a $250,000 limit on FDIC insurance per covered institution.

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At December 31, 2012, the Company had cash balances of $66.5 million at the FRB and FHLB that did not have FDIC insurance coverage.

Cash on hand or on deposit with the Federal Reserve Bank of $4.1 million was required to meet regulatory reserve and clearing requirements at year-end 2012.

NOTE 3 - SECURITIES AVAILABLE FOR SALE

The fair value of securities available for sale at year end is as follows:

2012	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U. S. government agencies	$21,430	$ 29	$(67)
States and political subdivisions	2,909	72	-
Mortgage-backed – Government sponsored enterprises (GSE) residential	22,975	338	(20)
Preferred stock	37	22	-
SBA guaranteed	237	3	(1)
	$47,588	$464	$(88)

(Table dollar amounts in thousands, except share data)

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

2011	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
U. S. government agencies	$ 9,041	$ 42	$ -
States and political subdivisions	12,926	482	(3)
Mortgage-backed – Government sponsored enterprises (GSE) residential	21,665	477	(1)
Preferred stock	25	10	-
SBA guaranteed	274	1	(1)
	$43,931	$1,012	$(5)

Securities classified as U. S. government agencies include notes issued by government-sponsored enterprises such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, and the Federal Home Loan Bank. The SBA-guaranteed securities are pools of the loans guaranteed by the Small Business Administration.

The fair values of securities available for sale at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity are shown separately.

	Amortized Cost	Fair Value
Due in one year or less	302	307
Due after one year through five years	711	730
Due after five years through ten years	2,798	2,819
Due after ten years	20,494	20,483
Mortgage-backed – GSE residential	22,657	22,975
Preferred stock	15	37
SBA guaranteed	235	237
	$47,212	$47,588

Securities with a carrying value of approximately $20.0 million and $24.6 million at December 31, 2012 and 2011, respectively, were pledged to secure public deposits, Federal Home Loan Bank advances and for other purposes as required or permitted by law.

Sales of securities were as follows:

	2012	2011
Proceeds	$12,689	$2,526
Gross gains	980	104
Gross losses	-	-

(Table dollar amounts in thousands, except share data)

NOTE 3 - SECURITIES AVAILABLE FOR SALE (Continued)

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2012 and 2011 was $15,082,000 and $814,000, respectively, which is approximately 31.7% and 1.9% of the Company's investment portfolio, respectively. These declines primarily resulted from changes in market interest rates and current depressed market conditions. Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following tables show gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and 2011:

2012	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$11,406	$(67)	$ -	$ -	$11,406	$(67)
Mortgage-backed – GSE residential	3,637	(20)	14	-	3,651	(20)
SBA Guaranteed	-	-	25	(1)	25	(1)
Total temporarily impaired securities	$15,043	$(87)	$39	$(1)	$15,082	$(88)

2011	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and political subdivisions	$ -	$ -	$476	$(3)	$476	$(3)
Mortgage-backed – GSE residential	109	(1)	-	-	109	(1)
SBA Guaranteed	-	-	229	(1)	229	(1)
Total temporarily impaired securities	$109	$(1)	$705	$(4)	$814	$(5)

(Table dollar amounts in thousands, except share data)

NOTE 4 - LOANS

Loans consisted of the following at December 31:

	2012	2011
Real estate		
Commercial	$ 96,588	$ 94,513
Construction	3,615	4,361
Residential	20,875	21,054
Home equity	50,444	59,176
Total real estate loans	171,522	179,104
Commercial	24,388	26,203
Consumer	1,313	1,392
Total loans	197,223	206,699
Deferred loan costs, net	200	265
Allowance for loan losses	(3,032)	(8,854)
Loans, net	$194,391	$198,110

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

NOTE 4 – LOANS (Continued)

Commercial Real Estate

These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans.

Construction

Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based on estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential and Consumer, including Home Equity Lines of Credit (HELOC)

With respect to residential loans that are secured by one-to-four family residences and are generally owner occupied, the Company generally establishes a maximum loan-to-value ratio and may require private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in one-to-four family residences, and consumer loans are secured by consumer assets such as automobiles or recreational vehicles. Some consumer loans are unsecured such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Policy for charging off loans:

Management's general practice is to proactively charge down loans individually evaluated for impairment to the fair value of the underlying collateral.

Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectible. The Company's policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined.

For all loan portfolio segments except one-to-four family residential loans and consumer loans, the Company promptly charges-off loans, or portions thereof, when available information confirms that specific loans are

NOTE 4 – LOANS (Continued)

uncollectible based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower's ability to adequately meet its obligations. For impaired loans that are considered to be solely collateral dependent, a partial charge-off is recorded when a loss has been confirmed by an updated appraisal or other appropriate valuation of the collateral.

The Company charges-off one-to-four family residential and consumer loans, or portions thereof, when the Company reasonably determines the amount of the loss. The Company adheres to timeframes established by applicable regulatory guidance which provides for the charge-down of one-to-four family first and junior lien mortgages to the net realizable value less costs to sell when the loan is 180 days past due, charge-off of unsecured open-end loans when the loan is 180 days past due, and charge down to the net realizable value when other secured loans are 120 days past due. Loans at these respective delinquency thresholds for which the Company can clearly document that the loan is both well-secured and in the process of collection, such that collection will occur regardless of delinquency status, need not be charged off.

Policy for determining delinquency:

The entire balance of a loan is considered delinquent if the minimum payment contractually required to be made is not received by the specified due date.

Period utilized for determining historical loss factors:

The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the prior three years. Management believes the three year historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed.

Policy for recognizing interest income on impaired loans:

Interest income on loans individually classified as impaired is recognized on a cash basis after all past due and current principal payments have been made.

Policy for recognizing interest income on nonaccrual loans:

Subsequent payments on nonaccrual loans are recorded as a reduction of principal, and interest income is recorded only after principal recovery is reasonably assured. Nonaccrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collection of interest or principal. The Company requires a period of satisfactory performance of not less than six months before returning a nonaccrual loan to accrual status.

The Bank has entered into transactions, including the making of direct and indirect loans, with certain directors and their affiliates (related parties). In management's opinion such transactions were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

(Table dollar amounts in thousands, except share data)

NOTE 4 – LOANS (Continued)

The aggregate amount of loans, as defined, to such related parties were as follows:

	2012
Balances, January 1, 2012	$3,279
New loans including renewals	2,267
Payments, etc., including renewals	(3,114)
Balances, December 31, 2012	$2,432

	2011
Balances, January 1, 2011	$3,353
New loans including renewals	150
Payments, etc., including renewals	(224)
Balances, December 31, 2011	$3,279

The following table presents the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment method as of December 31, 2012 and 2011:

	2012						
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Total
Balance at beginning of period	$695	$4,171	$1,768	$18	$ 804	$1,398	$8,854
Provision for loan losses	203	810	25	15	535	(121)	1,467
Charge-offs	(295)	(3,611)	(1,740)	(12)	(1,067)	(638)	(7,363)
Recoveries	18	16	-	-	33	7	74
Balance at end of period	$621	$1,386	$ 53	$21	$ 305	$ 646	$3,032
Ending balance: individually evaluated for impairment	$ -	$ 154	$ -	$ -	$147	$368	$ 669
Ending balance: collectively evaluated for impairment	$621	$1,232	$53	$21	$158	$278	$2,363
Total Loans:							
Ending balance	$24,388	$96,588	$3,615	$1,313	$20,875	$50,444	$197,223
Ending balance: individually evaluated for impairment	$ -	$ 4,034	$ -	$ -	$ 2,970	$ 1,717	$ 8,721
Ending balance: collectively evaluated for impairment	$24,388	$92,554	$3,615	$1,313	$17,905	$48,727	$188,502

(Table dollar amounts in thousands, except share data)

NOTE 4 – LOANS (Continued)

	2011							
	Commercial	Commercial Real Estate	Construction	Consumer	Residential	HELOC	Unallocated	Total
Balance at beginning of period	$791	$1,200	$3,877	$19	$ 661	$838	$293	$7,679
Provision for loan losses	11	3,367	703	(1)	1,014	1,370	(293)	6,171
Charge-offs	(109)	(396)	(2,812)	(8)	(872)	(813)	-	(5,010)
Recoveries	2	-	-	9	-	3	-	14
Balance at end of period	$695	$4,171	$1,768	$19	$ 803	$1,398	$ -	$8,854
Ending balance: individually evaluated for impairment	$ 39	$3,002	$1,740	$ -	$451	$977	$ -	$6,209
Ending balance: collectively evaluated for impairment	$656	$1,214	$ 28	$19	$352	$376	$ -	$2,645
Total Loans:								
Ending balance	$26,203	$94,513	$4,361	$1,392	$21,054	$59,176	$ -	$206,699
Ending balance: individually evaluated for impairment	$ 39	$ 6,671	$2,175	$ -	$ 3,709	$ 2,659	$ -	$ 15,253
Ending balance: collectively evaluated for impairment	$26,164	$87,842	$2,186	$1,392	$17,345	$56,517	$ -	$191,446

The following table summarizes the Company's nonaccrual loans by class at December 31, 2012 and 2011.

	2012	2011
Commercial and industrial	$ -	$ 39
Real estate loans:		
Construction	-	2,175
Commercial	3,143	4,721
Residential mortgage	2,565	4,187
Home equity	1,717	2,677
Total	$7,425	$13,799

The following table presents impaired loans as of December 31, 2012:

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate	$ 890	$ 890	$ -	$ 678	$24
Residential	1,008	1,008	-	951	28
HELOC	181	181	-	165	-
Subtotal	2,079	2,079	-	1,794	52
With an allowance recorded:					
Commercial real estate	3,144	4,878	154	4,620	64
Residential	1,962	2,180	147	1,512	43
HELOC	1,536	1,536	368	2,024	15
Subtotal	6,642	8,594	669	8,155	122
Total Impaired Loans	$8,721	$10,673	$669	$9,949	$174

(Table dollar amounts in thousands, except share data)

NOTE 4 – LOANS (Continued)

The following table presents impaired loans as of December 31, 2011:

	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
With no related allowance recorded:					
Construction	$ 25	$ 776	$ -	$ 525	$ -
Residential	2,353	2,353	-	2,359	-
HELOC	510	510	-	523	1
Subtotal	2,888	3,639	-	3,407	1
With an allowance recorded:					
Commercial	39	39	39	877	30
Commercial real estate	6,671	6,671	3,002	4,987	232
Construction	2,150	2,150	1,740	2,150	-
Residential	1,356	1,355	451	1,378	54
HELOC	2,149	2,149	977	2,159	51
Subtotal	12,365	12,364	6,209	11,551	367
Total Impaired Loans	$15,253	$16,003	$6,209	$14,958	$368

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed during the loan approval process and is updated as circumstances warrant. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

(Table dollar amounts in thousands, except share data)

NOTE 4 – LOANS (Continued)

The following table summarizes credit quality of the Company at December 31, 2012 and 2011:

2012	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial	$ 23,882	$ 247	$ 259	$—	$—	$ 24,388
Real estate loans:						
Construction	3,615	-	-	—	—	3,615
Commercial real estate	90,102	3,342	3,144	—	—	96,588
Residential mortgage	16,833	1,477	2,565	—	—	20,875
Home equity	48,469	258	1,717	—	—	50,444
Consumer	1,313	—	—	—	—	1,313
Total	$184,214	$5,324	$7,685	$—	$—	$197,223

2011	Pass	Special Mention	Substandard	Doubtful	Loss	Total
Commercial	$ 24,582	$ 910	$ 711	$—	$—	$ 26,203
Real estate loans:						
Construction	1,144	-	3,217	—	—	4,361
Commercial real estate	84,492	3,351	6,670	—	—	94,513
Residential mortgage	12,042	3,804	5,208	—	—	21,054
Home equity	54,665	530	3,981	—	—	59,176
Consumer	1,392	—	—	—	—	1,392
Total	$178,317	$8,595	$19,787	$—	$—	$206,699

The following table summarizes aging of the Company's loan portfolio at December 31, 2012 and 2011:

2012	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$ 140	$ —	$ —	$ 140	$ 24,248	$ 24,388	$—
Real estate loans:							
Construction	—	—	—	—	3,615	3,615	—
Commercial real estate	373	—	3,144	3,517	93,071	96,588	—
Residential mortgage	461	58	2,583	3,102	17,773	20,875	18
Home equity	186	76	2,040	2,302	48,142	50,444	324
Consumer	—	—	—	—	1,313	1,313	—
Total	$1,160	$134	$7,767	$9,061	$188,162	$197,223	$342

(Table dollar amounts in thousands, except share data)

NOTE 4 – LOANS (Continued)

	2011						
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Loans > 90 Days and Accruing
Commercial	$ —	$ —	$ 39	$ 39	$ 26,164	$ 26,203	$—
Real estate loans:							
Construction	—	—	2,175	2,175	2,186	4,361	—
Commercial real estate	674	—	4,721	5,395	89,118	94,513	—
Residential mortgage	204	43	4,187	4,434	16,620	21,054	—
Home equity	60	463	2,677	3,200	55,976	59,176	—
Consumer	—	—	—	—	1,392	1,392	—
Total	$938	$506	$13,799	$15,243	$191,456	$206,699	$—

The Company may grant a concession or modification for economic or legal reasons related to a borrower's financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (TDR). The Company may modify loans through interest rate reductions, short-term extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers' operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculating the Company's allowance for loan losses.

The Company identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower's financial statements, revenue projections, tax returns and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

For one-to-four family residential and home equity lines of credit, a restructure often occurs with past due loans and may be offered as an alternative to foreclosure. There are other situations where borrowers, who are not past due, experience a sudden job loss, become overextended with credit obligations, or other problems, have indicated that they will be unable to make the required monthly payment and request payment relief.

When considering a loan restructure, management will determine if: (i) the financial distress is short or long term; (ii) loan concessions are necessary; and (iii) the restructure is a viable solution.

When a loan is restructured, the new terms often require a reduced monthly debt service payment. No TDRs that were on non-accrual status at the time the concessions were granted have been returned to accrual status. For commercial loans, management completes an analysis of the operating entity's ability to repay the debt. If the operating entity is capable of servicing the new debt service requirements and the underlying collateral value is believed to be sufficient to repay the debt in the event of a default, the new loan is generally placed on accrual status.

For retail loans, an analysis of the individual's ability to service the new required payments is performed. If the borrower is capable of servicing the newly restructured debt and the underlying collateral value is believed to be sufficient to repay the debt in the event of a future default, the new loan is generally placed on accrual status. The reason for the TDR is also considered, such as paying past due real estate taxes or payments caused by a temporary job loss, when determining whether a retail TDR loan could be returned to accrual status. Retail TDRs remain on

(Table dollar amounts in thousands, except share data)

NOTE 4 – LOANS (Continued)

non-accrual status until sufficient payments have been made to bring the past due principal and interest current at which point the loan would be transferred to accrual status.

The following table summarizes the loans that have been restructured as TDRs for the years ended December 31, 2012 and 2011:

	December 31, 2012		
	Count	Balance Prior to TDR	Balance after TDR
Real estate loans:			
Commercial real estate	2	$ 900	$ 890
Residential mortgage	3	2,279	2,010
Total	5	$3,179	$2,900

	December 31, 2011		
	Count	Balance Prior to TDR	Balance after TDR
Real estate loans:			
Commercial real estate	4	$5,847	$5,811
Construction	1	533	344
Residential mortgage	2	2,733	2,719
Total	7	$9,113	$8,874

The following tables set forth the Company's loans restructured as TDRs during the period indicated by portfolio segment to quantify the type of modification or concession provided:

	December 31, 2012			
	Commercial Real Estate	Residential	HELOC	Total
Rate reduction	$ -	$1,605	$ -	$1,605
A/B note structure	890	405	-	1,295
Total troubled debt restructurings	$890	$2,010	$ -	$2,900

	December 31, 2011			
	Commercial Real Estate	Residential	HELOC	Total
Rate reduction	$ 822	$ -	$ -	$ 822
Interest only	3,118	2,352	-	5,470
Rate reduction and interest only	1,871	-	711	2,582
Total troubled debt restructurings	$5,811	$2,352	$711	$8,874

(Table dollar amounts in thousands, except share data)

NOTE 4 – LOANS (Continued)

The following table sets forth the Company's TDRs that had payment defaults during the years ended December 31, 2011 and 2012. Default occurs when a TDR is 90 days or more past due, transferred to non-accrual status, or transferred to other real estate owned within twelve months of restructuring.

	December 31, 2012	
	Count	Default Balance
Real estate loans:		
Commercial real estate	3	$4,448
Residential	2	574
	5	$5,022

	December 31, 2011	
	Count	Default Balance
Real estate loans:		
Commercial real estate	2	$3,860
Residential	2	2,719
	4	$6,579

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consisted of the following at year end:

	2012	2011
Land	$ 3,908	$ 3,908
Buildings	12,437	12,425
Furniture and equipment	3,499	3,334
Total cost	19,844	19,667
Accumulated depreciation	(5,120)	(4,546)
Net book value	$14,724	$15,121

NOTE 6 - DEPOSITS

	2012	2011
Non-interest bearing DDA	$38,813	$36,324
NOW	76,198	75,524
Money market	43,380	41,907
Regular savings	65,066	55,026
Certificates and time deposits, $100,000 and over	39,206	38,201
Other certificates and time deposits	54,541	54,119
Total deposits	$317,204	$301,101

(Table dollar amounts in thousands, except share data)

NOTE 6 – DEPOSITS (Continued)

At December 31, 2012, scheduled maturities of certificates of deposit are as follows:

2013	$57,589
2014	16,322
2015	8,017
2016	4,228
2017	7,591
	$93,747

Deposits from related parties, as defined in Note 4, held by the Company at December 31, 2012 and 2011 totaled $2,569,115 and $2,575,700, respectively.

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

Advances from the Federal Home Loan Bank of Chicago totaled $9.0 million and $13.0 million at December 31, 2012 and 2011, respectively. Advances, at interest rates from 1.69% to 3.24%, are subject to restrictions or penalties in the event of prepayment.

The Company maintains a collateral pledge agreement covering advances whereby the Company has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, whole first mortgage loans on improved residential property not more than 90 days delinquent, aggregating no less than 167 percent of the outstanding advances from the Federal Home Loan Bank of Chicago. As noted in Note 3, the Company has also pledged securities on these advances.

At December 31, 2012, scheduled maturities of advances are as follows:

2013	$4,500
2014	2,500
2015	2,000

On December 21, 2012, immediately following the consummation of the Company's private placement offering, the Company repaid a $1.3 million loan facility that was previously outstanding with an independent third party bank for $900,000. As a result of this repayment at a discount a $400,000 gain on extinguishment of debt was recorded in December 2012.

NOTE 8 - SUBORDINATED DEBENTURES

The Company and its financing trust subsidiary, Community Financial Shares Trust II, a Delaware statutory trust, consummated the issuance and sale of an aggregate amount of $3,500,000 of the Trust's floating rate capital securities in a pooled trust preferred transaction. The subordinated debentures accrue interest at a variable rate based on three-month LIBOR plus 1.62%, reset and payable quarterly. The interest rate at December 31, 2012 was 1.93%. The debentures will mature on September 21, 2037, at which time the preferred securities must be redeemed. In addition, the Company may redeem the preferred securities in whole or part, beginning June 21, 2012 at a redemption price of $1,000 per preferred security.

(Table dollar amounts in thousands, except share data)

NOTE 8 - SUBORDINATED DEBENTURES (Continued)

The Company has provided a full, irrevocable, and unconditional guarantee on a subordinated basis of the obligations of the Trust under the preferred securities in the event of the occurrence of an event of default, as defined in such guarantee.

On January 14, 2011, the Company was notified by the Federal Reserve Bank of Chicago (the "FRB") that the overall condition of the Company and the Bank is less than satisfactory. As a result, the Company must now obtain prior written approval from the FRB prior to, among other things, making any payments related to any outstanding trust preferred securities. The Company deferred all payments of interest on its Floating Rate Junior Subordinated Deferrable Interest Debentures due 2037 beginning with the March 15, 2011 interest payment period through the December 15, 2012 interest payment period. On December 21, 2012, immediately following the consummation of the Investment, the Company paid all outstanding accrued and additional interest on its Floating Rate Junior Subordinated Deferrable Interest Debentures due 2037 through the March 15, 2013 interest payment period in accordance with a written approval letter from the FRB. Any future interest payments on the Floating Rate Junior Subordinated Deferrable Interest Debentures due 2037 will be subject to the prior written approval of the FRB.

NOTE 9 – TARP CAPITAL PURCHASE PROGRAM

On May 15, 2009, the Company entered into a Letter Agreement and related Securities Purchase Agreement with the United States Department of the Treasury (the "Department of Treasury") in accordance with the terms of the Department of Treasury's TARP Capital Purchase Program. Pursuant to the Letter Agreement and Securities Purchase Agreement, the Company issued 6,970 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and a warrant for the purchase of 349 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "warrant") to the Department of Treasury for an aggregate purchase price of $6,970,000 in cash. As part of the transaction, the Department of Treasury exercised the Warrant and received 349 shares of Series B preferred stock.

On November 13, 2012, the Company entered into a securities purchase agreement with the U.S. Department of Treasury pursuant to which, subject to the completion of the Offering and the receipt of Federal Reserve Board approval, it will repurchase the shares of preferred stock it previously issued pursuant to the TARP Capital Purchase Program for $3,293,550 plus an amount equal to 45% of the accrued and unpaid interest and dividends on such preferred shares. On December 21, 2012, immediately following the consummation of the Company's private placement offering, the Company redeemed, for $3.7 million, the $6.9 million of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A and Fixed Rate Cumulative Perpetual Preferred Stock, Series B issued to the Treasury, as well as accrued interest and dividends thereon, in connection with the Treasury's TARP Capital Purchase Program.

(Table dollar amounts in thousands, except share data)

NOTE 10 - CAPITAL REQUIREMENTS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. In addition to the capital adequacy guidelines set forth below, the Bank entered into a Stipulation and Consent to the Issuance of a Consent Order with the Federal Deposit Insurance Corporation (the "FDIC") and the Illinois Department of Financial and Professional Regulation (the "IDFPR") on January 21, 2011, whereby the Bank consented to the issuance of a Consent Order (the "Order") by the FDIC and IDFPR, without admitting or denying that grounds exist for the FDIC and IDFPR to initiate an administrative proceeding against the Bank.

The Order requires the Bank to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets within 120 days. At December 31, 2012, these capital ratios were 7.7% and 12.6%, respectively.

Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If undercapitalized, capital distributions are limited, as are asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

	Capital to Risk Weighted Assets		Tier 1 Capital to
	Total	Tier 1	Average Assets
Well capitalized	10%	6%	5%
Adequately capitalized	8	4	4
Undercapitalized	6	3	3

The actual capital levels and minimum required levels for the Bank were as follows at December 31:

	Actual		Minimum for Capital Adequacy Purposes		Minimum to Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2012						
Total capital (to risk-weighted assets)	$28,321	12.6%	$17,949	8.0%	$22,436	10.0%
Tier 1 capital (to risk-weighted assets)	25,514	11.4	8,974	4.0	13,461	6.0
Tier 1 capital (to average assets)	25,514	7.7	13,195	4.0	16,494	5.0

(Table dollar amounts in thousands, except share data)

NOTE 10– CAPITAL REQUIREMENTS (Continued)

2011

Total capital (to risk-weighted assets)	$13,756	6.1%	$18,060	8.0%	$22,575	10.0%
Tier 1 capital (to risk-weighted assets)	10,860	4.8	9,030	4.0	13,545	6.0
Tier 1 capital (to average assets)	10,860	3.3	13,181	4.0	16,477	5.0

At December 31, 2012, regulatory approval is required for all dividend declarations by both the Bank and the Company.

NOTE 11 - RETIREMENT PLANS

The Company maintains a profit sharing/401(k) plan, which covers substantially all employees. Employees may make contributions to the plan. Employer contributions to the plan are determined at the discretion of the Board of Directors. Annual employer contributions are charged to expense. Profit sharing/401(k) expense was $32,000 in both 2012 and 2011.

The Company also maintains a nonqualified retirement program for directors. Expense for the directors' retirement program was $40,000 and $29,000 in 2012 and 2011, respectively.

Under agreements with the Company, certain members of the Board of Directors have elected to defer their directors' fees. The cumulative amount of deferred directors' fees (included in other liabilities on the Company's balance sheet) was $1.1 million for both December 31, 2012 and 2011. The liabilities for the nonqualified retirement program for directors and for directors' deferred fees are not secured by any assets of the Company. Deferred directors' fees accounts are credited with interest at 3.03%.

(Table dollar amounts in thousands, except share data)

NOTE 12 - INCOME TAXES

Income tax consists of the following:

	2012	2011
Currently payable tax		
Federal	$ 376	$ 168
State	(376)	(192)
Deferred tax	244	4,681
Income tax	$244	$4,657

Income tax differs from federal statutory rates applied to financial statement income due to the following:

	2012	2011
Federal rate of 34 percent	$(754)	$(2,159)
Add (subtract) effect of		
Tax-exempt income, net of nondeductible interest expense	(116)	(144)
State income tax, net of federal benefit	13	206
Cash value of life insurance	(81)	(83)
Valuation allowance	948	6,535
Other items, net	234	302
Income tax	$244	$4,657

Year-end deferred tax assets and liabilities were due to the following:

	2012	2011
Deferred tax assets		
Allowance for loan losses	$1,343	$3,739
Deferred compensation	678	653
Other-than-temporary-impairment	209	209
Loss carryforward	7,129	4,572
AMT carryover	263	263
Other real estate owned	543	294
Other	340	68
Total	10,505	9,798
Deferred tax liabilities		
Accumulated depreciation	(741)	(672)
Deferred loan fees and costs, net	(152)	(166)
Prepaid expenses	(58)	(69)
Net unrealized gains on securities available for sale	(146)	(390)
Federal Home Loan Bank stock dividends	(47)	(545)
State income taxes	(224)	(339)
Other	-	(150)
Total	(1,368)	(2,331)
Valuation allowance	(9,137)	(7,467)
Net deferred tax asset	$ -	$ -

(Table dollar amounts in thousands, except share data)

NOTE 12 - INCOME TAXES (Continued)

The following is the activity in net deferred tax assets:

Balance, December 31, 2011	$ -
Increase in deferred tax assets	707
Increase in deferred tax liabilities	963
Increase in valuation allowance	(1,670)
Balance, December 31, 2012	$ -

Due to the capital raise during 2012 previously discussed, the Company has had an ownership change pursuant to IRC Section 382. This ownership change limits the amount of net operating loss which can be used annually for federal tax purposes. Due to this annual limitation and the number of years in which the NOL can be carried forward, a significant portion of the NOL will likely never be used. The Company currently has a valuation allowance against the entire benefit of the net operating loss carryforward. At December 31, 2012, the Company had $17.0 million of federal loss carryforwards and $19.2 million of Illinois state loss carryforwards which expire in varying amounts through 2022 and 2029, respectively. At December 31, 2011, the Company had approximately $263,000 of alternative minimum tax credits available to offset future federal income taxes. The credits have no expiration date.

NOTE 13 – EARNINGS (LOSS) PER SHARE

The following is an analysis of the Company's basic and diluted EPS, reflecting the application of the two-class method as of December 31, 2012:

Net income available for distribution	$682
Dividends and undistributed earnings allocated to participating securities	(532)
Income attributable to common shareholders	$150
Average common shares outstanding for basic EPS	1,363,171
Effect of dilutive convertible preferred stock	-
Effect of dilutive stock options	199
Average common and common-equivalent shares for dilutive EPS	1,363,370
Basic	$0.11
Diluted	$0.11

(Table dollar amounts in thousands, except share data)

NOTE 13 – EARNINGS (LOSS) PER SHARE (Continued)

The following are the factors used in the loss per share common share computation as of December 31, 2011:

	2011
Basic	
Net loss	$(11,006)
Less: Accretion of discount on preferred stock	(67)
Dividends on preferred stock	(380)
Add: Gain on preferred stock redemption	-
Net income (loss) available to common shareholders	$(11,453)
Weighted-average common shares outstanding	1,245,267
Basic earnings (loss) per share	$(9.20)
Diluted	
Net loss	$(11,006)
Less: Accretion of discount on preferred stock	(67)
Dividends on preferred stock	(380)
Add: Gain on preferred stock redemption	-
Net income (loss) available to common shareholders	$(11,453)
Weighted-average common shares outstanding for basic earnings per share	1,245,267
Add dilutive effects of assumed exercise of stock options	360
Average shares and dilutive potential common shares	1,245,627
Diluted earnings (loss) per share	$ (9.20)

There were 30,180 and 32,330 anti-dilutive shares at December 31, 2012 and 2011, respectively.

(Table dollar amounts in thousands, except share data)

NOTE 14 - STOCK OPTIONS

The Company has a nonqualified stock option plan ("Plan") to attract, retain, and reward senior officers and directors and provide them with an opportunity to acquire or increase their ownership interest in the Company.

Under terms of the Plan, options for 40,400 shares of common stock were authorized for grant with an additional 4,600 options authorized in 2004. Options cannot be granted at exercise prices less than the fair market value of the stock at the grant date. Options granted under the Plan vest incrementally over periods of 5 to 10 years. The options also vest when the recipient attains age 72 or in the event of a change of control (as defined). The term of each option is ten years.

The Plan was amended at the November 29, 2006 Special Meeting of Stockholders. The number of shares reserved for issuance under the Plan was increased to 100,000 as a result of the 2-for-1 stock split which became effective December 27, 2006.

The fair value of each option award is estimated on the date of grant using a closed-form option valuation model that uses the assumptions in the following table. Expected volatility is based on the historical volatility of the Company's stock. The expected term of options granted represents the average period of time that options are expected to be outstanding. The risk-free rate for the options granted is based on the U. S. Treasury rate for a similar term as the average expected term of the option.

A summary of the activity in the Plan follows:

	2012	2011
Expected volatility	37.5% - 37.9%	33.4% - 38.5%
Weighted-average volatility	37.7%	35.9%
Expected dividends	0.00%	0.00%
Expected term (in years)	5	5
Risk-free rate	0.60% - 0.69%	0.91% - 1.49%

A summary of option activity under the Plan as of December 31, 2012, and changes during the year then ended, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	32,330	$19.36		
Granted	1,200	3.26		
Exercised	-	-		
Forfeited or expired	(3,350)	18.74		
Outstanding, end of year	30,180	$18.78	4.20	$ -
Exercisable, end of year	13,530	$20.42	2.91	$ -

(Table dollar amounts in thousands, except share data)

NOTE 14 - STOCK OPTIONS (Continued)

The weighted-average grant-date fair value of options granted during the years 2012 and 2011 was $0.50 and $1.05, respectively. No options were exercised for the years ended December 31, 2012 and 2011.

As of December 31, 2012, there was $55,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of five years.

During 2012, the Company recognized approximately $12,000 of share-based compensation expense and approximately $5,000 of tax benefit related to the share based compensation expense.

NOTE 15 - OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2012	2011
Financial standby letters of credit	$ 228	$ 219
Commitments to originate loans	4,927	3,956
Unused lines of credit and letters of credit	50,737	58,604
Performance standby letters of credit	-	54

(Table dollar amounts in thousands, except share data)

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures fair value according to the Financial Accounting Standards Board Accounting Standards Codification (*ASC*) *Fair Value Measurements and Disclosures (ASC 820-10).* ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques, but not the valuation techniques themselves. The fair value hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority given to quoted prices in active markets and the lowest to unobservable data such as the Company's internal information. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs into the fair value hierarchy (Level 1 being the highest priority and Level 3 being the lowest priority):

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-sale Securities

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include all except preferred stock, which are Level 1 securities of available-for-sale securities. Third party vendors compile prices from various sources and may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities but rather on the investment securities' relationship to other benchmark quoted investment securities. The following tables are as of December 31, 2012 and 2011, respectively:

		At December 31, 2012		
		Fair Value Measurements Using		
	Fair Value	Level 1	Level 2	Level 3
Available for sale securities:				
U.S. government agencies	$21,430	$ -	$21,430	$ -
State and political subdivisions	2,909	-	2,909	-
Mortgage-backed securities – GSE residential	22,975	-	22,975	-
Preferred stock	37	37	-	-
SBA guaranteed	237	-	237	-
Total available for sale securities	$47,588	$37	$46,551	$ -

(Table dollar amounts in thousands, except share data)

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

		At December 31, 2011		
		Fair Value Measurements Using		
	Fair Value	Level 1	Level 2	Level 3
Available for sale securities:				
U.S. government agencies	$ 9,041	$ -	$ 9,041	$ -
State and political subdivisions	12,926	-	12,926	-
Mortgage-backed securities – GSE residential	21,665	-	21,665	-
Preferred stock	25	25	-	-
SBA guaranteed	274	-	274	-
Total available for sale securities	$43,931	$25	$43,906	$ -

The following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying December 31, 2012 and 2011 balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Impaired Loans (Collateral Dependent)

Loans for which it is probable that the Bank will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans, based on current appraisals. If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect fair value. The Company's practice is to obtain new or updated appraisals on the loans subject to initial impairment review and then to generally update on an annual basis thereafter. The Company discounts the appraisal amount as necessary for selling costs and past due real estate taxes. If a new or updated appraisal is not available at the time of a loan's impairment review, the Company typically applies a discount to the value of an old appraisal to reflect the property's current estimated value if there is believed to be deterioration in either (i) the physical or economic aspects of the subject property or (ii) any market conditions. These discounts are developed by the Company's Chief Credit Officer. The results of the impairment review results in an increase in the allowance for loan loss or in a partial charge-off of the loan, if warranted. Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method based on current appraisals.

Other Real Estate Owned

Other real estate owned (OREO) is carried at the lower of fair value at acquisition date or current estimated fair value, less estimated cost to sell when the real estate is acquired. Estimated fair value of OREO is based on appraisals or evaluations. OREO is classified within Level 3 of the fair value hierarchy. Appraisals of OREO are obtained when the real estate is acquired and subsequently as deemed by the Chief Credit Officer (CCO). Appraisals are reviewed for accuracy and consistency by the CCO. Appraisers are selected from the list of approved appraisers maintained by management.

(Table dollar amounts in thousands, except share data)

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following tables are as of December 31, 2012 and 2011, respectively:

		At December 31, 2012		
		Fair Value Measurements Using		
	Fair Value	Level 1	Level 2	Level 3
Impaired loans	$5,972	$ -	$ -	$5,972
Other real estate owned	8,858	-	-	8,858

		At December 31, 2011		
		Fair Value Measurements Using		
	Fair Value	Level 1	Level 2	Level 3
Impaired loans	$7,008	$ -	$ -	$7,008
Other real estate owned	4,722	-	-	4,722

The following table presents quantitative information about unobservable inputs in recurring and nonrecurring Level 3 fair value measurements:

	As of December 31, 2012			
	Fair Value	Valuation Technique	Unobservable Inputs	Range
Impaired loans	$5,972	Market comparable properties	Marketability discount	5% - 30.7%
Other real estate owned	8,858	Fair value appraisals		

(Table dollar amounts in thousands, except share data)

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table presents estimated fair values of the Company's financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012:

		At December 31, 2012 Fair Value Measurements Using		
	Carrying Amount	Level 1	Level 2	Level 3
Financial assets				
Cash and cash equivalents	$71,021	$71,021	$ -	-
Interest-bearing time deposits	1,941	1,941	-	-
Securities available for sale	47,588	37	47,551	-
Loans held for sale	7,230	-	7,230	-
Loans receivable, net	194,391	-	-	196,156
Federal Home Loan Bank stock	926	-	926	-
Interest receivable	926	-	926	-
Financial liabilities				
Deposits	317,204	-	318,558	-
Federal Home Loan Bank advances	9,000	-	9,189	-
Subordinated debentures	3,609	-	-	1,230
Interest payable	145	-	145	-

The carrying amount and estimated fair value of financial instruments at December 31, 2011 are as follows:

	2011	
	Carrying Value	Fair Value
Financial assets		
Cash and cash equivalents	$44,258	$44,258
Interest-bearing time deposits	3,435	3,435
Securities available for sale	43,931	43,931
Loans held for sale	633	633
Loans receivable, net	198,110	200,526
Federal Home Loan Bank stock	5,398	5,398
Interest receivable	1,047	1,047
Financial liabilities		
Deposits	301,101	303,213
Federal Home Loan Bank advances	13,000	13,356
Other borrowings	1,300	1,300
Subordinated debentures	3,609	1,189
Interest payable	248	248

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, interest-bearing time deposits, loans held for sale, Federal Home Loan Bank stock, interest receivable and payable, deposits due on demand, variable rate loans and other borrowings. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans and time deposits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The fair values of fixed rate Federal Home Loan Bank advances, other borrowings and subordinated debentures are based on current rates for similar financing. The fair value of off-balance-sheet items, which is based on the current fees or cost that would be charged to enter into or terminate such arrangements, is immaterial.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of these items on the respective dates, the fair values would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at year end should not necessarily be considered to apply at subsequent dates.

Other assets and liabilities that are not financial instruments, such as premises and equipment, are not included in the above disclosures. Also, nonfinancial instruments typically not recognized on the balance sheets may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposits, the trained workforce, customer goodwill, and similar items.

(Table dollar amounts in thousands, except share data)

NOTE 17 - CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	December 31, 2012	December 31, 2011
Assets		
Cash on deposit with the Bank	$ 96	$ 900
Investment in common stock of the Bank	25,744	11,477
Other assets	139	272
Total assets	$25,979	$12,649
Liabilities		
Other borrowings	$ -	$ 1,300
Long-term debt	3,609	3,609
Other liabilities	18	490
Total liabilities	3,627	5,399
Stockholders' Equity	22,352	7,250
Total liabilities and stockholders' equity	$25,979	$12,649

Condensed Statements of Operations and Comprehensive Loss

	Years Ended December 31, 2012	Years Ended December 31, 2011
Income	$ 403	$ 3
Expenses		
Interest expense	89	149
Other expenses	146	207
Total expenses	235	356
Income (loss) before income tax expense and undistributed loss of the bank	168	(353)
Income tax expense	-	338
Income (loss) before equity in undistributed loss of the bank	168	(691)
Equity in undistributed loss of the bank	(2,629)	(10,315)
Net loss	(2,461)	(11,006)
Net change in unrealized gains (losses) on available-for-sale securities	(386)	869
Total comprehensive loss	$(2,847)	$(10,137)

(Table dollar amounts in thousands, except share data)

NOTE 17 – CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)
(Continued)

Condensed Statements of Cash Flows

	Years Ended December 31, 2012	2011
Operating Activities		
Net loss	$(2,461)	$(11,006)
Equity in undistributed loss of the Bank	2,629	10,315
Gain on extinguishment of debt	(400)	-
Compensation cost of stock options	12	11
Other changes	41	428
Net cash used in operating activities	(179)	(252)
Investment in Bank	(17,282)	-
Financing Activities		
Net capital raise proceeds	21,228	-
Repurchase TARP	(3,312)	-
Repayment of borrowings	(900)	(200)
Dividends paid on preferred stock	(359)	-
Net cash provided by (used in) financing activities	16,657	(200)
Net change in cash on deposit with the bank	(804)	(452)
Cash on deposit with the bank at beginning of year	900	1,352
Cash on deposit with the bank at end of year	$ 96	$ 900

NOTE 18 - REGULATORY AND SUPERVISORY MATTERS

As previously disclosed, the Bank entered into a Stipulation and Consent to the Issuance of a Consent Order with the Federal Deposit Insurance Corporation and the Illinois Department of Financial and Professional Regulation on January 21, 2011, whereby the Bank consented to the issuance of a Consent Order (the "Order") by the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation, without admitting or denying that grounds exist for the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation to initiate an administrative proceeding against the Bank.

The Order requires the Bank to achieve Tier 1 capital at least equal to 8% of total assets and total capital at least equal to 12% of risk-weighted assets within 120 days. At December 31, 2012, these capital ratios were 7.73% and 12.62%, respectively. As a result, the Bank was deemed to be "undercapitalized" as of such date pursuant to the regulatory framework for prompt corrective action and is subject to the mandatory provisions of 12 U.S.C. § 1831o and 12 C.F.R. § 325 (subpart B). These provisions included, among other things, a requirement that the Bank submit a capital restoration plan to the Federal Deposit Insurance Corporation and restrictions on the Bank's asset growth, acquisitions, new activities, new branches, payment of dividends, declaration of capital distributions and management fees.

The Order also required the Bank to take the following actions: ensure that the Bank has competent management in place in all executive officer positions; increase the participation of the Bank's Board of Directors in the affairs of the Bank and in the approval of sound policies and objectives for the supervision the Bank's activities; establish a compliance program to monitor the Bank's compliance with the Order; increase its allowance for loan losses after application of the funds necessary to effect the charge-off of certain adversely classified loans identified in the related Report of Examination of the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation (the "ROE"); implement a program for the maintenance of an adequate allowance for loan and lease losses; adopt a written profit plan and a realistic, comprehensive budget for all categories of income and expense for calendar year 2011; charge off from its books and records any loan classified as "loss" in the ROE; adopt a written plan to reduce the Bank's risk position in each asset in excess of $500,000 which has been classified as "substandard" or "doubtful" in the ROE; cease extending additional credit to any borrower who is already obligated in any manner to the Bank on any extension of credit that has been charged off the books of the Bank or classified as "loss" in the ROE without the prior non-objection of the Federal Deposit Insurance Corporation; not pay any dividends to the Company without prior regulatory approval; implement procedures for managing the Bank's sensitivity to interest rate risk; provide the Company with a copy of the Order; and submit quarterly progress reports to the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation regarding the Bank's compliance with the Order.

We have been actively working to comply with the requirements of the Order, which will remain in effect until modified or terminated by the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation. Among other things, our Board of Directors has continuously reviewed the qualifications of our management and has determined that management has the authority and ability to: (i) comply with the requirements of the Order; (ii) operate the Bank in a safe and sound manner; (iii) comply with applicable laws, rules, and regulations; and (iv) restore all aspects of the Bank to a safe and sound condition, including capital adequacy, asset quality, management effectiveness, earnings, liquidity, and sensitivity to interest rate risk. The Board has also continued its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all the Bank's activities. In connection with its continued oversight, the Board meets no less than monthly to, at a minimum, review and approve: (i) reports of income and expenses; (ii) new, overdue, renewal, insider, charged off, and recovered loans; (iii) investment activity; (iv) the adoption or modification of operating policies; (v) individual committee reports; (vi) audit reports; (vii) internal control reviews including management responses; (viii) reconciliation of general ledger accounts; and (ix) compliance with the Order.

We have also submitted a recapitalization plan to the Federal Deposit Insurance Corporation in accordance with the terms of the Order.

On November 13, 2012, the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which the Company issued to investors in a private placement offering an aggregate of 4,315,300 shares of common stock at $1.00 per share, 133,411 shares of

(Table dollar amounts in thousands, except share data)

voting Series C Convertible Noncumulative Perpetual Preferred Stock (the "Series C Preferred Stock") at $100.00 per share, 56,708 shares of nonvoting Series D Convertible Noncumulative Perpetual Preferred Stock (the "Series D Preferred Stock") at $100.00 per share and 6,728 shares of nonvoting Series E Convertible Noncumulative Perpetual Preferred Stock (the "Series E Preferred Stock") at $100.00 per share (the "Investment"). The closing of the Investment occurred on December 21, 2012. Costs associated with the capital raise totaled $2.8 million. The consummation of the Investment permitted us to repay a $1.3 million loan facility with an independent third party bank for $900,000 and to redeem, for $3.7 million, $6.9 million of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock") and Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock") issued to the Treasury, as well as accrued interest and dividends thereon, in connection with the Treasury's Troubled Asset Relief Program ("TARP") (such repurchase of Series A Preferred Stock and Series B Preferred Stock, the "TARP Repurchase") while also contributing $18.5 million in proceeds to the Bank. As a result of this capital infusion, the Bank's Tier 1 ratio was 7.73% and the Bank's Risk-based capital ratio was 12.62% as of December 31, 2012.

In accordance with the Order, we also increased our allowance for loan and lease losses to $4,373,821 as of June 30, 2010 and to $6,604,000 as of June 30, 2011. As of December 31, 2012 our allowance for loan and lease losses was $3,032,000 and represented 1.54% of total loans and 39.03% of non-performing loans. Our Board continues to regularly approve and review our allowance for loan and lease losses in compliance with the terms of the Order.

Pursuant to the Order, we have also adopted and implemented a written profit plan and a comprehensive budget for all categories of income and expense, as well as a written plan to reduce our risk position in each asset in excess of $500,000 classified as "substandard" or "doubtful" in our report of examination preceding the Order. We have also charged off all loans classified as "loss" in the report of examination in accordance with the terms of the Order.

Any material failure to comply with the provisions of the Order could result in enforcement actions by the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation. In addition, on January 14, 2011, the Company was notified by the FRB that the overall condition of the Company and the Bank was less than satisfactory. As a result, the Company must now obtain prior written approval from the FRB prior to, among other things, making any payments related to any outstanding trust preferred securities. The Company was also required to downstream all remaining funds to the Bank with the exception of the Company's non-discretionary payments required to be made over the next twelve months. Additionally, the Company was required to comply with (i) the provisions of Section 32 of the Federal Deposit Insurance Act and Section 225.71 of the Rules and Regulations of the Board of Governors of the Federal Reserve System with respect to the appointment of any new Company directors or the hiring or change in position of any Company senior executive officer and (ii) the restrictions on making "golden parachute" payments set forth in Section 18(k) of the Federal Deposit Insurance Act.

The consummation of the Investment, as well as the other actions described above taken by our Board of Directors and management in response to the Order, have increased our regulatory capital levels and improved the overall condition of the Company and the Bank as required by the FRB letter. However, the FRB letter will remain in effect until modified or terminated by the FRB.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15 (e) promulgated under the Exchange Act) as of December 31, 2012. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

There have been no changes in the Company's internal controls over financial reporting during the Company's last fiscal quarter ending December 31, 2012, that have materially affected or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Company management has always understood and accepted responsibility for our financial statements and related disclosures and the effectiveness of internal control over financial reporting ("internal control"). Just as we do throughout all aspects of our business, we continuously strive to identify opportunities to enhance the effectiveness and efficiency of internal control.

Based on our assessment as of December 31, 2012, we make the following assertion:

- Management is responsible for establishing and maintaining effective internal control over financial reporting of the Company. The internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.
- There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.
- Management evaluated the Company's internal control over financial reporting as of December 31, 2012. The assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Framework.

Based on this assessment, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2012.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Board of Directors

The Company's Board of Directors is currently comprised of six directors who are annually elected for a one-year term. The same individuals comprise the Board of Directors of the Company and the Bank.

Information about the Company's directors is set forth below. Unless otherwise indicated, each person has held his or her current occupation for the past five years. The age indicated for each individual is as of December 31, 2012. The dates shown for service as a director of the Company include service as a director of the Bank.

On January 8, 2013, Donald H. Fischer retired as Chairman of the Board of Directors. In addition, on February 21, 2013, William F. Behrmann, H. David Clayton, Joseph S. Morrissey and Robert F. Haeger each retired as directors of the Company and the Bank so that the size of the Company's and the Bank's Board of Directors can be fixed at nine members in accordance with the terms of the Securities Purchase Agreement.

Penny A. Belke, DDS, has been a dentist and has owned and operated her practice in Glen Ellyn, Illinois since 1980. Age 61. Director since 2004.

Dr. Belke's strong ties to the community, through her dental practice and involvement in civic organizations, provide the Board with valuable insight regarding the local business and consumer environment.

Raymond A. Dieter, MD, has been a surgeon with the DuPage Medical Group, a surgery and health care clinic located in Glen Ellyn, Illinois, since 1969. Dr. Dieter has also been President of the Center for Surgery, an outpatient and surgery clinic located in Naperville, Illinois, since 1990. Age 78. Director since 1994.

Dr. Dieter's strong ties to the community, through his surgical practice and involvement in civic organizations, provide the Board with valuable insight regarding the local business and consumer environment.

Scott W. Hamer was named President and Chief Executive Officer of the Company and the Bank in January 2007. Mr. Hamer previously served as Vice President, Chief Financial Officer and Assistant Secretary of the Company since April 2003 and Senior Vice President, Chief Financial Officer and Chief Operations Officer of the Bank since April 2003. Age 55. Director since 2007.

Mr. Hamer's extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which the Bank serves affords the Board valuable insight regarding the business and operations of the Company and Bank. Mr. Hamer's knowledge of all aspects of the Company's and Bank's business and history, combined with his success and strategic vision, position him well to continue to serve as our President and Chief Executive Officer.

Mary Beth Moran is a certified public accountant and registered investment advisor. She has been a partner in the CPA firm of Kirkby, Phelan and Associates, located in Bloomingdale, Illinois, since 1994. Age 42. Director since 2004.

As a certified public accountant and registered investment advisor, Ms. Moran provides the Board of Directors with experience regarding accounting and financial matters.

John M. Mulherin is of counsel with Mulherin, Rehfeldt & Varchetto, P.C., Attorneys at Law, a professional corporation engaged in the practice of law and located in Wheaton, Illinois. Mr. Mulherin continues to practice law with Mulherin, Rehfeldt & Varchetto, P.C., but no longer has an ownership interest in the firm. Age 70. Director since 1995.

As an attorney, Mr. Mulherin effectively provides the Board with important legal knowledge and insight necessary to assess issues facing a public company.

Daniel Strauss is a Portfolio Manager for Clinton Group, Inc. Mr. Strauss has served as a Senior Strategist for Clinton Group, Inc.'s private and public equity investment teams since joining the firm in 2010. Prior to that time, Mr. Strauss was an Associate in the private equity investment group of Angelo Gordon & Co. from 2008 to 2010 and served in the mergers and acquisitions group of Houlihan Lokey from 2006 to 2008. Mr. Strauss also currently serves as a director of Pacific Mercantile Bancorp (ticker: PMBC) and the Vice President of Acquisitions for ROI Acquisition Corp. (ticker: ROIQ). Age 28. Director since 2013.

Mr. Strauss' background and experience provides the Board with important financial knowledge and insight necessary to assess issues facing a public company.

Advisory Directors

In accordance with the terms of the Securities Purchase Agreement, effective as of the closing of the Investment, Donald H. Wilson, Christopher M. Hurst, Daniel Strauss and Philip Timyan were appointed as advisory directors of the Company and the Bank pending the Company's and the Bank's receipt of all regulatory approvals required to appoint such individuals as directors of the Company and the Bank. The Company received the necessary regulatory approvals needed to appoint Mr. Strauss as a director on March 25, 2013, and Mr. Strauss was appointed as a full voting member of the Board of Directors effective as of that date.

Information about the Company's advisory directors is set forth below. Unless otherwise indicated, each person has held his or her current occupation for the past five years. The age indicated for each individual is as of December 31, 2012.

Donald H. Wilson is the Chairman and Chief Executive Officer of Stone Pillar Advisors, Ltd., a financial services strategic consulting firm, and has more than 25 years of experience in the banking industry. Mr. Wilson began his career at the Federal Reserve Bank of Chicago, serving in the bank examination and economic research divisions, and has subsequently held executive management positions at several large financial institutions and financial services companies. Mr. Wilson has served as the Chairman and Chief Executive Officer of Stone Pillar Advisors, Ltd. since June 2009. Prior to that time, Mr. Wilson served as the Chief Operating Officer at Amcore Financial. Age 53.

Christopher M. Hurst has served as an Analyst at Dune Capital, an investment research company, since October 2004. Age 44.

Philip Timyan is the retired Managing Member of Riggs Qualified Partners LLC, a position he held from 1999 to 2010. Age 55.

Executive Officers

The Board of Directors annually elects the Company's executive officers, who serve at the Board's discretion. Below is information regarding our executive officers who are not also directors. Each executive officer has held his current position for the last five years, unless otherwise stated. The age indicated for each individual is as of December 31, 2012.

Christopher P. Barton has been Vice President and Assistant Secretary of the Company since July 2000. In March 2003, Mr. Barton assumed the duties of Secretary of the Company and the Bank. Mr. Barton has also been Senior Vice President and Assistant Secretary of the Bank since October 1998 and was named Executive Vice President of the Bank in June 2007. Age 54.

Eric J. Wedeen has been Vice President, Chief Financial Officer and Assistant Secretary of the Company and Senior Vice President and Chief Financial Officer of the Bank since January 2007. Prior thereto, Mr. Wedeen was Vice President and Controller of Midwest Bank and Trust Company from May 2006 to January 2007 and previously was Senior Vice President and Chief Financial Officer of EFC Bancorp from December 2002 until January 2006. Age 49.

Jeffrey A. Vock has been Vice President and Assistant Secretary of the Company and Senior Vice President and Chief Credit Officer of the Bank since February 2009. Prior thereto, Mr. Vock was President of Inland Bank and Trust from October 1999 until June 2008 and previously was Senior Vice President of Inland Bank and Trust from October 1999 until June 2001. Age 54.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Pursuant to regulations promulgated under the Exchange Act, the Company's officers, directors and persons who own more than 10% of the outstanding shares of the Company's common stock ("Reporting Persons") are required to file reports detailing their ownership and changes of ownership in such common stock (collectively, "Reports"), and to furnish the Company with copies of all such Reports. Based solely on its review of the copies of such Reports or written representations that no such Reports were necessary that the Company received during the past fiscal year or with respect to the last fiscal year, management believes that during the fiscal year ended December 31, 2012, all of the Reporting Persons complied with these reporting requirements.

Disclosure of Code of Ethics

The Company has adopted a formal Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics applies to all directors and employees of the Company and the Bank and sets forth the ethical standards that we expect all of our directors and employees to follow, including our Chief Executive Officer and Chief Financial Officer. A copy of the Code of Ethics and Business Conduct is incorporated herein by reference to Exhibit 14.0 to the Company's Form 10-K for the year ended December 31, 2006.

Corporate Governance

The Company's Board of Directors maintains an Audit Committee that assists the Board of Directors in its oversight of the Company's accounting, auditing, internal control structure and financial reporting matters, the quality and integrity of the Company's financial reports and the Company's compliance with applicable laws and regulations. The audit committee is also responsible for engaging the Company's independent registered public accounting firm and monitoring its conduct and independence. The Audit Committee is comprised of Mary Beth Moran, John Mulherin, Scott Hamer and advisory director Chris Hurst, with Mary Beth Moran serving as Committee Chairman. The Board of Directors has determined that Mrs. Moran is an "audit committee financial expert" as that term is defined by the applicable rules and regulations of the Securities and Exchange Commission. Although the Company's common stock is quoted on the OTCQB and is not presently listed on the NASDAQ Stock Market or listed on a national securities exchange, and as such is not subject to the corporate governance requirements of NASDAQ, the New York Stock Exchange or otherwise, the Company firmly believes that sound corporate governance is in its best interest and that of its stockholders. As a result, the Board of Directors has examined the composition of the Audit Committee in light of applicable federal law and the rules of the NASDAQ Stock Market governing audit committees, and has confirmed that all members of the Audit Committee are "independent" within the meaning of those rules.

Board Leadership Structure and Board's Role in Risk Oversight

The Board of Directors of the Company has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer will enhance Board independence and oversight. Moreover, the separation of the Chairman of the Board and President and Chief Executive Officer will allow the President and Chief Executive Officer to better focus on his growing responsibilities of running the Company, enhancing shareholder value and expanding and strengthening our franchise while allowing the Chairman of the Board to lead the board in its fundamental role of providing advice to and independent oversight of management.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the board, as a whole and through its committees, has the responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and risks facing the Company. Senior Management attends the board meetings and is available to address any questions or concerns raised by the board on risk management and any other matters. The Chairman of the Board and independent members of the board work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Item 11. Executive Compensation

Summary Compensation Table

The following information is furnished for the principal executive officer and the next two most highly compensated executive officers of the Company (our named executive officers) whose total compensation for the year ended December 31, 2012 exceeded $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Options (1)($)	Restricted Stock Unit Award($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings (2)($)	All Other-Compensation (3)($)	Total ($)
Scott W. Hamer	2012	209,000 (4)	-	-	-	2,824	10,673	222,497
President & Chief Executive Officer	2011	212,200 (4)	-	-	-	2,714	8,297	223,211
Community Financial Shares, Inc.								
Jeffrey A. Vock	2012	145,600	-	-	-	-	8,890	154,490
Vice President, Assistant Secretary	2011	145,600	6,413	-	-	-	9,237	167,671
Community Financial Shares, Inc.								
Christopher P. Barton	2012	135,460	-	-	-	-	8,206	143,666
Vice President & Secretary	2011	135,460	4,763	-	-	-	7,508	147,731
Community Financial Shares, Inc.								

(1) These amounts reflect the aggregate grant date fair value for outstanding stock option awards granted during the year indicated, computed in accordance with FASB ASC Topic 718. For information on the assumptions used to compute the fair value, see note 14 to the consolidated financial statements. The actual value, if any, realized by an executive officer from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by an executive officer will be at or near the value estimated above. Mr. Hamer had 500 options vest at a fair value of $3.23 and 50 options vest at a fair value of $4.28 in 2011. Mr. Vock had 200 options vest at a fair value of $2.35 in 2011.

(2) Represents Mr. Hamer's change in pension value and nonqualified deferred compensation earnings under the Director's Retirement Plan.

(3) Represents perquisites and other compensation and benefits received in 2012 as follows: Mr. Hamer – reimbursement of club dues and fees totaling $7,123 and use of Company-owned automobile valued at $3,550; Mr. Barton - use of Company-owned automobile valued at $8,206; and Mr. Vock – use of Company-owned automobile valued at $8,890.

(4) Includes directors' fees of $13,000 and $16,200 for 2012 and 2011, respectively.

Other Compensatory Arrangements

The Bank currently maintains change-in-control agreements with Scott W. Hamer, Christopher P. Barton, Jeffrey A. Vock and Eric J. Wedeen.

On December 31, 2006, the Company's Board of Directors approved a compensation package for Scott W. Hamer in connection with Mr. Hamer's appointment as President and Chief Executive Officer of the Company and the Bank. The compensation package, which was effective January 1, 2007, included an annual salary of $180,000 and reimbursement for membership dues at a local country club. The annual salary was subsequently increased to $196,000. Additionally, the package provided that Mr. Hamer would continue to be eligible for a possible annual bonus equal to up to 25% of his yearly salary, and would continue to receive as other perquisites an automobile allowance and the opportunity to participate in the benefit programs generally maintained by the Company for the benefit of its employees. Mr. Hamer's compensation arrangement was not memorialized in a written contract.

In addition, as a component of annual compensation, (i) all officers of the Company with the title of Assistant Vice President or Vice President may receive a cash payment of up to 12% of their annual base salary, subject to the discretion of the Board of Directors as determined from time to time during the course of the year, and (ii) all officers of the Company with the title of Senior Vice President and higher may receive a cash payment of up to 25% of their annual base salary, subject to the discretion of the Board of Directors as determined from time to time during the course of the year.

Outstanding Equity Awards at Fiscal Year-End 2012

The following table provides information concerning exercisable options and unexercised options that have not vested for each named executive officer outstanding as of December 31, 2012. The table also discloses the exercise price and the expiration date.

Name	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Scott W. Hamer......................	3,700	700	$17.50	4/21/2013
Scott W. Hamer......................	250	550	$23.00	3/26/2017
Jeffrey A. Vock......................	600	1,600	$14.00	2/18/2019

Pension Benefits / Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation

The Company maintains a Profit Sharing/401(k) Plan, which is a combination of 401(k) deferrals by the employees, matching by the Company and "profit sharing" contributions by the Company, to give employees the opportunity to save for retirement on a tax-deferred basis. Total 401(k) deferrals in any taxable year may not exceed the dollar limit that is set by law. In 2012 this amount was $17,000 and $22,500 for those over the age of 50. Each year the Company may contribute matching profit sharing contributions for its employees. In 2012, the Company did not make contributions to any of the named executive officer's individual Profit Sharing/401(k) Plan.

Potential Payments Upon Change In Control

The Bank is a party to change-in-control agreements with Messrs. Hamer, Barton, Vock and Wedeen. The letter agreements provide for enumerated benefits to be provided by the Bank to the executive officers upon the occurrence of certain events within 18 months after a change of control of the Company or the Bank.

Each letter agreement provides for the payment of severance benefits, if, at any time within 18 months following a change of control, the officer's employment is terminated as a result of (i) his disability, death or retirement pursuant to any retirement plan or policy of the Bank of general application to key employees; (ii) the essential elements of the officer's position being materially reduced without good cause, each without the officer's voluntary consent; (iii) a material reduction in the officer's aggregate compensation, not related to or resulting from documented, diminished performance; or (iv) the officer being required to regularly perform services at a location which is greater than 50 miles from his principal office at the time of the change of control.

The severance benefits to be provided are an immediate lump-sum cash payment equal to nine months of the terminated executive's current annual salary, exclusive of periodic bonus compensation, plus any unused earned vacation time and continued medical and life insurance coverage to the officer and his family for a maximum of nine months. Upon termination of the insurance coverage, the officer is entitled to exercise the policy options normally available to the Bank's employees upon termination of employment (for example, the officer may elect to continue coverage under COBRA).

The Company entered into the change-of-control agreements because if a change of control should occur, the Company wants its executives to be focused on the business of reorganization and the interests of shareholders. In addition, the Company believes the agreements are consistent with market practice and assist the Company in retaining its executive talent.

On December 15, 2008, the Bank amended Messrs. Hamer's and Barton's change-in-control agreements and on February 25, 2009 the Bank amended Mr. Vock's change-in-control agreement to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations and guidance issued with respect to Section 409A of the Code.

Impact of TARP Repurchase on Executive Compensation Restrictions

In connection with the Investment, the Company's Series A Preferred Stock and Series B Preferred Stock issued by the Company to the Treasury in connection with TARP were repurchased by the Company. Accordingly, as of December 21, 2012, the Company no longer participates in the Treasury's TARP Capital Purchase Program. During the time period in which the Company participated in the TARP Capital Purchase Program, including the majority of fiscal year 2012 and all of fiscal year 2011, the Company was subject to certain executive compensation restrictions. These restrictions include a prohibition on making any severance payment to a named executive officer or any of the next five most-highly compensated employees and a prohibition on paying or accruing any bonus, retention award or incentive compensation to, in the case of the Company, at least the most highly compensated employee, other than certain restricted stock awards.

Director Compensation

The following table provides information with respect to the compensation of our directors other than advisory directors and those who serve as named executive officers during the fiscal year ended December 31, 2012. No director listed in the table below was granted any restricted stock or option awards in fiscal year 2012.

	Fees Earned Paid in Cash ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)(1)	All Other Compensation ($)(2)	Total ($)
William Behrmann (3)	—	16,989	—	16,989
Penny Belke	15,150	5,174	—	20,324
H. David Clayton (3)	16,050	6,826	—	22,876
Raymond Dieter	—	18,976	—	18,976
Donald H. Fischer (3)	13,800	3,951	4,406	22,157
Robert Haeger (3)	15,300	3,487	—	18,787
Mary Beth Moran	15,975	2,157	—	18,132
Joseph Morrissey (3)	16,800	5,017	—	21,817
John Mulherin	16,725	4,657	—	21,382
Daniel Strauss (4)	—	—	—	—

(1) The amount in this column represents the aggregate increase in the present value of each director's accumulated benefit under the Director's Retirement Plan. Also, included in this column are the earnings and fees deferred by the Director under the Company's voluntary deferred compensation plan.

(2) Represents reimbursement of country club dues.

(3) Mr. Fischer retired from the board of directors effective January 8, 2013. Messrs. Behrmann, Clayton, Haeger and Morrissey retired from the board of directors effective February 21, 2013.

(4) Mr. Strauss was appointed to the board of directors effective March 25, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The following table indicates, as of March 28, 2013, the number of shares of voting securities beneficially owned by each greater than five percent holder of the Company's outstanding voting securities.

Each share of Series C Preferred Stock is convertible immediately, at the sole discretion of the holder, initially into 100 shares of Company common stock. Shares of Series D Preferred Stock and Series E Preferred Stock are convertible into shares of Series C Preferred Stock on a one-for-one basis, provided, however, that no such conversion results in any person, together with its affiliates, holding more than a 9.99% or 4.99% voting ownership interest, respectively, in the Company. Accordingly, the number of shares of common stock and percentage common stock reflected in the following table includes those shares of common stock issuable upon the conversion of shares of Series C Preferred Stock and, as applicable, shares of common stock issuable upon the conversion of shares of Series D Preferred Stock and Series E Preferred Stock. For more information on the conversion rights of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, see the footnotes applicable to each beneficial owner and *"Description of Capital Stock—Preferred Stock—Series C Preferred Stock—Conversion Rights," "—Series D Preferred Stock—Conversion Rights"* and *"—Series E Preferred Stock."*

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned (1)
SBAV LP 9 West 57th Street, 26th Floor New York, New York 10019	1,943,781 (2)	24.34%
Wellington Management Company, LLP 280 Congress Street Boston, Massachusetts 02210	1,943,781 (3)	24.34%
Fullerton Capital Partners LP 100 Drakes Landing Road, Suite 300 Greenbrae, California 94904	1,943,781 (4)	24.34%
Philip J. Timyan 4324 Central Avenue Western Springs, Illinois 60558	1,500,000 (5)	19.88%
Amberley Holdings LLC 2345 Waukegan Road, Suite 165 Bannockburn, Illinois 60015	971,990 (6)	13.86%
PRB Investors LP 245 Park Avenue, 24th Floor New York, New York 10167	969,459 (7)	13.82%
Richard Jacinto II Roth IRA, FCC as Custodian 394 Saddle Back Trail Franklin Lakes, New Jersey 07417	969,459 (8)	13.82%
Otter Creek Partners I Otter Creek International LTD 222 Lakeview Avenue West Palm Beach, Florida 33401	920,000 (9)	15.22%
Gregory R. Gersack 2044 N. Wolcott Chicago, Illinois 60614	529,000 (10)	8.34%

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned (1)
Sagus Financial Fund, LP 3399 Peachtree Road, Suite 1900 Atlanta, Georgia 30326	500,000 (11)	7.76%
Donald H. Wilson and Maria D. Wilson 357 Roosevelt Road Glen Ellyn, Illinois 60174	500,000 (12)	7.76%
Cultivate LLC 958 East Circle Drive Whitefish Bay, Wisconsin 53217	400,000 (13)	6.30%

(1) Based on 6,043,688 shares of common stock outstanding as of March 28, 2013, plus all shares of common stock issuable to the shareholder upon the conversion of (i) shares of Series C Preferred Stock currently held by the shareholder and (ii) shares of Series D Preferred Stock and Series E Preferred Stock currently held by the shareholder, to the extent that such conversion is not prohibited by the blocker provisions applicable to the Series D Preferred Stock and Series E Preferred Stock. For purposes of this calculation, it is assumed that no other shareholders have converted any shares of Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock.

(2) Includes 1,871,300 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock and 72,481 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock. Excludes 4,342,319 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series D Preferred Stock that prevents the conversion of shares of Series D Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the shareholder, together with its affiliates, holding more than a 9.99% voting ownership interest in the Company. Based on a Schedule 13D filed with the U.S. Securities and Exchange Commission on December 31, 2012, SBAV GP LLC ("SBAV GP"), as the general partner of SBAV and Clinton Group, Inc. ("CGI"), by virtue of being the investment manager of SBAV, have the power to vote or direct the voting and to dispose or direct the disposition of, all of the Shares beneficially owned by SBAV. George Hall, as the sole managing member of SBAV GP and President of CGI, is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SBAV, SBAV GP and CGI have voting power or dispositive power. Accordingly, SBAV, SBAV GP, CGI and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to all of the Company's securities beneficially owned by SBAV. SBAV GP, CGI and Mr. Hall disclaim beneficial ownership of any and all such securities in excess of their actual pecuniary interest therein.

(3) Wellington Management Company, LLP ("Wellington Management") is an investment adviser registered under the Investment Advisers Act of 1940. Wellington Management, in such capacity, may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, over the shares held by its client accounts. The aggregate of 1,943,781 shares of common stock reflected in the table above as being beneficially owned by Wellington Management includes (i) 1,507,100 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock and 58,377 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock held by Ithan Creek Investors USB, LLC and (ii) 364,200 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock and 14,104 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock held by Ithan Creek Investors II USB, LLC. Excludes (i) 447,423 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock held by Ithan Creek Investors USB, LLC and (ii) 108,096 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock held by Ithan Creek Investors II USB, LLC, in each case, because the issuance of such shares is subject to a blocker provision contained in the Series D Preferred Stock that prevents the conversion of shares of Series D Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the shareholder, together with its affiliates, holding more than a 9.99% voting ownership interest in the Company.

(4) Includes 1,871,300 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock and 72,481 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock. Excludes 555,519 shares of common stock issuable upon the conversion of shares of Series D Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series D Preferred Stock that prevents the conversion of shares of Series D Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the shareholder, together with its affiliates, holding more than a 9.99% voting ownership interest in the Company.

(5) Includes 1,500,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock.

(6) Includes 4,349 shares of common stock, 874,800 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock and 92,781 shares of common stock issuable upon the conversion of shares of Series E Preferred Stock. Excludes 232,419 shares of common stock issuable upon the conversion of shares of Series E Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series E Preferred Stock that prevents the conversion of shares of Series E Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the shareholder, together with its affiliates, holding more than a 4.99% voting ownership interest in the Company.

(7) Includes 926,200 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock and 43,259 shares of common stock issuable upon the conversion of shares of Series E Preferred Stock. Excludes 230,541 shares of common stock issuable upon the conversion of shares of Series E Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series E Preferred Stock that prevents the conversion of shares of Series E Preferred Stock

into shares of Series C Preferred Stock if the conversion would result in the shareholder, together with its affiliates, holding more than a 4.99% voting ownership interest in the Company.

(8) Includes 926,200 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock and 43,259 shares of common stock issuable upon the conversion of shares of Series E Preferred Stock. Excludes 30,541 shares of common stock issuable upon the conversion of shares of Series E Preferred Stock because the issuance of such shares is subject to a blocker provision contained in the Series E Preferred Stock that prevents the conversion of shares of Series E Preferred Stock into shares of Series C Preferred Stock if the conversion would result in the shareholder, together with its affiliates, holding more than a 4.99% voting ownership interest in the Company.

(9) Includes 920,000 shares of common stock.

(10) Includes 229,000 shares of common stock and 300,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock.

(11) Includes 500,000 shares of common stock.

(12) Includes 100,000 shares of common stock and 400,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock.

(13) Includes 100,000 shares of common stock and 300,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock.

The following table indicates, as of March 28, 2013, the number of shares of common stock beneficially owned by each director of the Company, the named executive officers of the Company, and all directors and executive officers of the Company as a group.

Name of Beneficial Owner	**Number of Shares (1)**	**Percent of Common Stock Outstanding (2)**
Penny A. Belke, DDS	166,299	2.75
Raymond A. Dieter, Jr., MD	102,312(3)	1.69
Scott W. Hamer	135,750	2.24
Mary Beth Moran	61,202	1.01
John M. Mulherin	20,496 (4)	0.33
Daniel Strauss	-	-
Christopher P. Barton	169,242	3.04
Jeffrey A. Vock	50,600 (5)	0.83
Eric J. Wedeen	252,200 (6)	4.00
All Directors and Executive Officers as a Group (9 Persons)	958,101	15.09%

(1) Includes shares issuable pursuant to stock options currently exercisable within 60 days of March 28, 2013, as follows: Mr. Hamer - 3,950 shares, Mr. Vock - 600 shares and Mr. Wedeen - 2,200 shares.

(2) Based on 6,043,688 shares of common stock outstanding as of March 28, 2013 for all directors and executive officers except for Messrs. Vock and Wedeen. For Mr. Vock, based on 6,043,688 shares of common stock outstanding as of March 28, 2013 plus 50,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock held by Mr. Vock. For Mr. Wedeen, based on 6,043,688 shares of common stock outstanding as of March 28, 2013 plus 250,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock held by Mr. Wedeen.

(3) Includes 2,776 shares held in a trust of which Dr. Dieter is trustee.

(4) Includes 4,112 shares held in joint tenancy of which Mr. Mulherin has shared investment and voting power and 1,208 shares held by Mr. Mulherin's spouse in an IRA.

(5) Includes 50,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Each share of Series C Preferred Stock is convertible immediately, at the sole discretion of the holder, initially into 100 shares of Company common stock.

(6) Includes 250,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock. Each share of Series C Preferred Stock is convertible immediately, at the sole discretion of the holder, initially into 100 shares of Company common stock.

Changes in Control

Management of the Company knows of no arrangements, including any pledge by any person or securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

Equity Compensation Plan information as of December 31, 2012

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans*
	A	B	C
Equity compensation plans approved by security holders	31,180	$18.78	86,195
Equity compensation plans not approved by security holders	-	N/A	-
Total	31,180	$18.78	86,195

*Excluding securities reflected in column A.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

Loans and Extensions of Credit

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee, although the Bank does not currently have such a program in place. Aside from lending relationships, the Company and the Bank, in the ordinary course of business, also periodically transact business with entities in which the Company's directors have a material interest.

The Board of Directors periodically reviews, no less frequently than quarterly, a summary of the Company's transactions with directors and executive officers of the Company and with firms that employ directors, as well as any other related person transactions, for the purpose of determining whether the transactions are fair, reasonable and within Company policy and should be ratified and approved. Also, in accordance with banking regulation and its policy, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Business Conduct and Ethics, all executive officers and directors of the Company must disclose any existing or potential conflicts of interest to the President and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (1) owning a material financial interest in a competitor of the Company or an entity that does business or seeks to do business with the Company; (2) being employed by, performing services for, serving as an officer of, or serving on the Board of Directors of any such entity; (3) making an investment that could compromise an individual's ability to perform his or her duties to the Company; and (4) having an immediate family member who engages in any of the activities identified above.

The aggregate outstanding balance of loans by the Bank to directors, executive officers and their related parties was $2.4 million at December 31, 2012. All loans made by the Bank to related persons have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank.

Other Transactions

Since January 1, 2010, there have been no transactions and there are no currently proposed transactions in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any of our executive officers or directors had or will have a direct or indirect material interest.

Corporate Governance

The Board of Directors has determined that all directors other than Mr. Hamer, whom we have employed as President and Chief Executive Officer since January 1, 2007, are independent under the listing requirements of the NASDAQ Stock Market and applicable federal law.

Although our common stock is quoted on the OTCQB and is not presently listed on the NASDAQ Stock Market or listed on a national securities exchange, and as such is not subject to the corporate governance requirements of NASDAQ, the New York Stock Exchange or otherwise, we firmly believe that sound corporate governance is in our best interest and that of our stockholders. To that end, the Board of Directors has adopted the definition of director independence that is set forth in NASDAQ's listing standards. There are no Company directors currently serving as a director of any other public company. In determining the independence of its directors, the Board of Directors considered loans that the Bank directly or indirectly made to directors Belke, Hamer, Moran and Mulherin. All loans made by the Bank to related persons have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank.

John M. Mulherin is of-counsel with Mulherin, Rehfeldt & Varchetto, a professional corporation engaged in the practice of law, and has provided regular legal counsel to the Company and the Bank in the ordinary course of business. Fees paid to Mulherin, Rehfeldt & Varchetto in 2011 totaled $13,695. Robert F. Haeger, who retired as a director effective February 21, 2013, is a Principal with Langan, Haeger, Vincent & Born and has provided Directors and Officers Liability, property/casualty and auto coverage to the Bank in the ordinary course of business. General insurance coverage paid to Langan, Haeger, Vincent & Born in 2011 totaled $179,819. We believe that the fees paid to Mulherin, Rehfeldt & Varchetto and Langan, Haeger, Vincent & Born were based on normal terms and conditions as would apply to unaffiliated clients of those firms.

Item 14. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed to the Company for the fiscal years ended December 31, 2012 and December 31, 2011 by BKD LLP:

	2012	2011
Audit Fees[1]	$87,000	$61,480
Tax Fees[2]	8,280	14,460
All Other Fees	19,425	750
Total Fees	$114,705	$76,690

(1) Includes fees for professional services rendered for audits of the Company's consolidated financial statements and internal control over financial reporting, reviews of condensed consolidated financial statements included in the Company's Forms 10-Q, and assistance with regulatory filings. All of the fees were pre-approved by the Audit Committee in accordance with the Committee's pre-approval policy.

(2) Includes fees primarily related to tax return preparation and review and tax planning and advice.

In approving fees, other than Audit Fees, the Audit Committee considers whether the provision of services described above under "All Other Fees" is compatible with maintaining the auditor's independence.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) and (2) The following is a list of the financial statements of Community Financial Shares, Inc. included in this annual report on Form 10-K which are filed herewith in response to Part II Item 8:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2012 and 2011.
Consolidated Statements of Operations for the years ended December 31, 2012 and 2011.
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012 and 2011.
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012 and 2011.
Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011.

(a)(3) The exhibits listed on the Exhibit Index of this Form 10-K are filed herewith or are incorporated herein by reference to other filings. Each management contract or compensatory plan or arrangement of the Company listed on the Exhibit Index is separately identified by an asterisk.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY FINANCIAL SHARES, INC.
Registrant

By /s/ Scott W. Hamer
President and Chief Executive Officer

Date March 29, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on March 29, 2013 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ Scott W. Hamer Scott W. Hamer	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ Eric J. Wedeen Eric J. Wedeen	Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)
/s/ Penny A. Belke Penny A. Belke	Director
/s/ Raymond A. Dieter, Jr. Raymond A. Dieter, Jr.	Director
/s/ Mary Beth Moran Mary Beth Moran	Director
/s/ John M. Mulherin John M. Mulherin	Director
/s/ Daniel Strauss Daniel Strauss	Director

EXHIBIT INDEX

3.1	Amended and Restated Certificate of Incorporation of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 26, 2012)
3.2	Amended and Restated Bylaws of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on November 14, 2012)
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Company's Form 10-K for the year ended December 31, 2005)
4.2	Community Bank–Wheaton/Glen Ellyn Non-Qualified Stock Option Plan, as amended effective November 29, 2006 (Incorporated by reference to Exhibit 4.2 to the Company's Form 10-K for the year ended December 31, 2006)
4.3	Certificate of Designations establishing Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 20, 2009)
4.4	Form of Stock Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A, of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 20, 2009)
4.5	Certificate of Designations establishing Fixed Rate Cumulative Perpetual Preferred Stock, Series B, of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on May 20, 2009)
4.6	Form of Stock Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series B, of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on May 20, 2009)
4.7	Certificate of Designations establishing Series C Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 26, 2012)
4.8	Form of Stock Certificate for Series C Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on December 26, 2012)
4.9	Certificate of Designations establishing Series D Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on December 26, 2012)
4.10	Form of Stock Certificate for Series D Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed on December 26, 2012)
4.11	Certificate of Designations establishing Series E Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on December 26, 2012)

4.12	Form of Stock Certificate for Series C Convertible Noncumulative Perpetual Preferred Stock of Community Financial Shares, Inc. (Incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed on December 26, 2012) Form of Rights Certificate (Filed herewith)
10.1	Securities Purchase Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the purchasers identified therein (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 14, 2012)
10.2	Registration Rights Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the purchasers identified therein (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 14, 2012)
10.3	Securities Purchase Agreement, dated as of November 13, 2012, between Community Financial Shares, Inc. and the U.S. Department of Treasury (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 14, 2012)
10.4	Consent Order issued by the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 26, 2011)
10.5	Stipulation and Consent to the Issuance of a Consent Order dated January 21, 2011 between the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation and Community Bank – Wheaton/Glen Ellyn, Glen Ellyn, Illinois (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 26, 2011)
10.6	Form of Community Bank Directors Retirement Plan Agreement (Incorporated by reference to Exhibit 10.0 to the Company's Form 10-KSB for the year ended December 31, 2000)*
10.7	Form of Community Bank Directors Deferred Compensation Agreement (Incorporated by reference to Exhibit 10.1 to the Company's Form 10-K for the year ended December 31, 2005)*
10.8	Change in Control Agreement between Community Bank – Wheaton/Glen Ellyn and Scott W. Hamer (Incorporated by reference to Exhibit 10.2 to the Company's Form 10-K for the year ended December 31, 2011)*
10.9	Change in Control Agreement between Community Bank – Wheaton/Glen Ellyn and Eric J. Wedeen (Incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2008)*
10.10	Change in Control Agreement between Community Bank – Wheaton/Glen Ellyn and Christopher P. Barton (Incorporated by reference to Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 2011)*
10.11	Change in Control Agreement between Community Bank – Wheaton/Glen Ellyn and Jeffrey A. Vock (Incorporated by reference to Exhibit 10.6 to the Company's Form 10-K for the year ended December 31, 2011)*
10.12	Executive Compensation Supplemental Benefit Agreement between Community Bank – Wheaton/Glen Ellyn and Scott W. Hamer (Incorporated by reference to Exhibit 10.7 to the Company's Form 10-K for the year ended December 31, 2011)*

10.13	Consent Order issued by the Federal Deposit Insurance Corporation and Illinois Department of Financial and Professional Regulation (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 26, 2011)
21.0	Subsidiaries of Registrant
23.0	Consent of BKD LLP (Filed herewith)
31.1	Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
31.2	Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith)
99.1	31 C.F.R. Section 30.15 Certificate of Chief Executive Officer (Filed herewith)
99.2	31 C.F.R. Section 30.15 Certificate of Chief Financial Officer (Filed herewith)
101.1**	The following materials for year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Loss, (iv) the Consolidated Statements of Shareholders' Equity, (v) the Consolidated Statements of Cash Flows; and (vi) the Notes to the Consolidated Financial Statements.

* Management contract or compensatory plan or arrangement.

** Furnished, not filed.

Exhibit 21.0

COMMUNITY FINANCIAL SHARES, INC. AND SUBSIDIARIES
SUBSIDIARIES

Name	State of Organization	Ownership
Community Bank – Wheaton/Glen Ellyn	Illinois	100% of stock owned by Community Financial Shares, Inc.
Community Financial Shares Statutory Trust II	Delaware	100% of stock owned by Community Financial Shares, Inc.

Exhibit 23.0

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Community Financial Shares, Inc. on Form S-8 (File No. 333-133662) of our report dated March 25, 2013, on our audits of the consolidated financial statements of Community Financial Shares, Inc. as of December 31, 2012 and 2011 and for the years then ended, which report is included in the Annual Report on Form 10-K of Community Financial Shares, Inc. for the year ended December 31, 2012.

BKD, LLP

Indianapolis, Indiana
March 29, 2013

Exhibit 31.1

CERTIFICATION OF CEO PURSUANT TO
SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Scott W. Hamer, certify that:

1. I have reviewed this Form 10-K for the year-ending December 31, 2012 of Community Financial Shares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2013
By /s/ Scott W. Hamer, CEO
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CFO PURSUANT TO
SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Eric J. Wedeen, certify that:

1. I have reviewed this Form 10-K for the year-ending December 31, 2012 of Community Financial Shares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2013
By /s/ Eric J. Wedeen, CFO
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF CEO PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Community Financial Shares, Inc. (the "Company") on Form 10-K for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott W. Hamer, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Scott W. Hamer, CEO

Scott W. Hamer
Chief Executive Officer
March 29, 2013

* This certification shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act. Such certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Exhibit 32.2

CERTIFICATION OF CFO PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Community Financial Shares, Inc. (the "Company") on Form 10-K for the period ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Eric J. Wedeen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Eric J. Wedeen, CFO

Eric J. Wedeen
Chief Financial Officer
March 29, 2013

* This certification shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act. Such certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

EXHIBIT 99.1

CERTIFICATION
PURSUANT TO 31 C.F.R. § 30.15

I, Scott W. Hamer, certify, based on my knowledge, that:

(i) The compensation committee of Community Financial Shares, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and the employee compensation plans and the risks these plans pose to Community Financial Shares, Inc.;

(ii) The compensation committee of Community Financial Shares, Inc. has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Community Financial Shares, Inc., and has identified any features of the employee compensation plans that pose risks to Community Financial Shares, Inc. and has limited those features to ensure that Community Financial Shares, Inc. is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Community Financial Shares, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Community Financial Shares, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of Community Financial Shares, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(a) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Community Financial Shares, Inc.;

(b) Employee compensation plans that unnecessarily expose Community Financial Shares, Inc. to risks; and

(c) Employee compensation plans that could encourage the manipulation of reported earnings of Community Financial Shares, Inc. to enhance the compensation of an employee;

(vi) Community Financial Shares, Inc. has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Community Financial Shares, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Community Financial Shares, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Community Financial Shares, Inc. and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Community Financial Shares, Inc. will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Community Financial Shares, Inc. will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Community Financial Shares, Inc. will disclose whether Community Financial Shares, Inc., the board of directors of Community Financial Shares, Inc., or the compensation committee of Community Financial Shares, Inc. has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during such period;

(xiii) Community Financial Shares, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Community Financial Shares, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Community Financial Shares, Inc. and Treasury, including any amendments;

(xv) Community Financial Shares, Inc. will submit to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

Date: March 29, 2013

By /s/ Scott W. Hamer
President and Chief Executive Officer

EXHIBIT 99.2

CERTIFICATION
PURSUANT TO 31 C.F.R. § 30.15

I, Eric J. Wedeen, certify, based on my knowledge, that:

(i) The compensation committee of Community Financial Shares, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during any part of the most recently completed fiscal year that was a TARP period, senior executive officer (SEO) compensation plans and the employee compensation plans and the risks these plans pose to Community Financial Shares, Inc.;

(ii) The compensation committee of Community Financial Shares, Inc. has identified and limited during any part of the most recently completed fiscal year that was a TARP period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Community Financial Shares, Inc., and has identified any features of the employee compensation plans that pose risks to Community Financial Shares, Inc. and has limited those features to ensure that Community Financial Shares, Inc. is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during any part of the most recently completed fiscal year that was a TARP period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of Community Financial Shares, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of Community Financial Shares, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of Community Financial Shares, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that was a TARP period the features in

(a) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of Community Financial Shares, Inc.;

(b) Employee compensation plans that unnecessarily expose Community Financial Shares, Inc. to risks; and

(c) Employee compensation plans that could encourage the manipulation of reported earnings of Community Financial Shares, Inc. to enhance the compensation of an employee;

(vi) Community Financial Shares, Inc. has required that bonus payments to SEOs or any of the next twenty most highly compensated employees, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) Community Financial Shares, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(viii) Community Financial Shares, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established thereunder during any part of the most recently completed fiscal year that was a TARP period;

(ix) Community Financial Shares, Inc. and its employees have complied with the excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, during any part of the most recently completed fiscal year that was a TARP period; and any expenses that, pursuant to the policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) Community Financial Shares, Inc. will permit a non-binding shareholder resolution in compliance with any applicable Federal securities rules and regulations on the disclosures provided under the Federal securities laws related to SEO compensation paid or accrued during any part of the most recently completed fiscal year that was a TARP period;

(xi) Community Financial Shares, Inc. will disclose the amount, nature, and justification for the offering, during any part of the most recently completed fiscal year that was a TARP period, of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) Community Financial Shares, Inc. will disclose whether Community Financial Shares, Inc., the board of directors of Community Financial Shares, Inc., or the compensation committee of Community Financial Shares, Inc. has engaged during any part of the most recently completed fiscal year that was a TARP period a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during such period;

(xiii) Community Financial Shares, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during any part of the most recently completed fiscal year that was a TARP period;

(xiv) Community Financial Shares, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between Community Financial Shares, Inc. and Treasury, including any amendments;

(xv) Community Financial Shares, Inc. will submit to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

Date: March 29, 2013

By /s/ Eric J. Wedeen
Chief Financial Officer